

2023 Fourth quarter
Financial statements and review

Equinor fourth quarter and full year 2023 results

Equinor delivered adjusted earnings* of USD 8.68 billion and USD 1.88 billion after tax in the fourth quarter of 2023. Net operating income was USD 8.75 billion and net income was USD 2.61 billion.

The fourth quarter and full year were characterised by:
- Strong financial performance
- 2.1% production growth in 2023
- Continued optimising of oil and gas portfolio, sanctioning projects for future growth
- Growth in onshore renewables power production and portfolio
- Cost focus and capital discipline

Competitive capital distribution
- Proposed increase in ordinary cash dividend to USD 0.35 per share, set ambition to grow quarterly cash dividend by 2 cents per year
- Proposed extraordinary cash dividend of USD 0.35 per share
- Announced two-year share buy-back programme of USD 10-12 billion, with USD 6 billion for 2024
- Expected total capital distribution in 2024 of USD 14 billion

Equinor is well positioned for profitable growth towards 2035 Key ambitions:
- Stronger cash flow and sustaining competitive returns. Growing cash flow from operations after tax* towards 2030 and 2035 by adding material contribution from renewables and low carbon solutions on top of stable cash flow from oil, gas and trading.
- Broader energy. Maintaining high oil and gas production, significant profitable growth in renewable power, decarbonised energy and CO_2 storage.
- Lower emissions. Reducing operated emissions and increasing production of low carbon energy and CCS to reduce carbon intensity.

Anders Opedal, president and CEO of Equinor ASA:

"In 2023 we continued to contribute to energy security in Europe and delivered 2.1% production growth. Solid operational performance and cost focus yielded strong financial results and cash flow. We delivered competitive capital distribution, while investing in a profitable portfolio that will contribute to future growth."

«Equinor is well positioned to deliver profitable growth. We expect to grow our cash flow and sustain competitive returns. We are extending the outlook for stable contribution from oil and gas to 2035. By 2030 we expect material and rapidly growing cash flow from our renewables and low carbon business."

"We will provide a broader energy offering with lower emissions. We aim to grow renewables and decarbonised energy to more than 80 terawatt hours by 2035 and have increased our ambition for carbon storage."



Anders Opedal.

3   Press Release

PRESS RELEASE | FOURTH QUARTER 2023 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Financial information	Quarters			Change	Full year		
(unaudited, in USD million)	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Net operating income/(loss)	8,748	7,453	16,584	(47%)	35,770	78,811	(55%)
Adjusted earnings*[1]	8,681	8,024	17,014[1]	(49%)	36,220	76,921[1]	(53%)
Net income/(loss)	2,608	2,501	7,897	(67%)	11,904	28,744	(59%)
Adjusted earnings after tax*[1]	1,879	2,731	4,719[1]	(60%)	10,371	22,680[1]	(54%)
Cash flows provided by operating activities	2,736	5,236	4,267	(36%)	24,701	35,136	(30%)
Cash flow from operations after taxes paid*	2,787	7,594	6,800	(59%)	19,741	39,752	(50%)
Net cash flow*	(3,262)	1,479	1,669	N/A	(8,340)	23,388	N/A

Operational information							
Group average liquids price (USD/bbl) [1]	75.7	80.3	80.4	(6%)	75.0	94.1	(20%)
Total equity liquids and gas production (mboe per day) [4]	2,197	2,007	2,046	7%	2,082	2,039	2%
Total power generation (GWh) Equinor share	1,241	883	1,332	(7%)	4,235	2,661	59%
Renewable power generation (GWh) Equinor share	694	373	517	34%	1,937	1,649	17%

Health, safety and the environment	Full year	
	2023	2022
Serious incident frequency (SIF)	0.4	0.4
Upstream CO_2 intensity (kg CO_2/boe)	6.7	6.9
Absolute scope 1+2 GHG emissions (million tonnes CO_2e)	11.6	11.4

Net debt to capital employed adjusted*	31 December		%-point change
	2023	2022	
Net debt to capital employed adjusted*	(21.6%)	(23.9%)	2.3

Dividend (USD per share)	Q4 2023	Q3 2023	Q4 2022
Ordinary cash dividend per share	0.35	0.30	0.30
Extraordinary cash dividend per share	0.35	0.60	0.60

In 2023 Equinor settled shares in the market under the share buy-back programmes of USD 1.95 billion and USD 3.64 billion for the Norwegian government's share of the 2022 programme and the first tranche of the 2023 programme.

* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
1) Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

4 Press Release

PRESS RELEASE | FOURTH QUARTER 2023 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Strong operational performance

Equinor delivered strong production for the fourth quarter of 2,197 mboe per day, up from 2,046 in the same quarter of 2022, driving production growth for 2023 to 2.1%, above the updated guidance of 1.5%.

Equity liquids and gas production was up 14% and 1% respectively, from the same quarter in 2022. The production increase was mainly driven by strong production at the Johan Sverdrup field and new wells in production. The production increase was also driven by contributions from the international portfolio with the Peregrino field reaching plateau production and strong performance from US offshore assets.

Power production from renewable energy sources reached 694 GWh in the quarter, up 34% from the same quarter last year. This increase was mainly driven by onshore production from Rio Energy in Brazil and Wento in Poland, along with production from Hywind Tampen. In the UK, the world's largest offshore windfarm, Dogger Bank, delivered first power in the fourth quarter and is currently ramping up production. Including the UK gas-to-power, total power production ended at 1,241 GWh for the quarter.

Strong financial results

Equinor delivered strong adjusted earnings* of USD 8.68 billion and USD 1.88 billion after tax* in the fourth quarter. Gas prices are significantly down compared to the extraordinary price levels seen in 2022, and more than offset the increased production.

In the fourth quarter, Equinor recognised net impairments of USD 328 million, mainly related to the announced sale of assets and exit from Azerbaijan.

Cash flow provided by operating activities, before taxes paid and working capital items, amounted to USD 10.89 billion for the fourth quarter. Cash flow from operations after tax* ended at USD 2.79 billion for the fourth quarter, bringing the cash flow from operations after tax* to USD 19.7 billion for the year.

Equinor paid two ordinary NCS tax instalments in the fourth quarter and an extra instalment in October, totalling at USD 7.9 billion. One ordinary instalment of USD 3.7 billion[1], will be paid in the first quarter of 2024.

Organic capital expenditure* was USD 2.99 billion for the quarter, and USD 10.2 billion for the full year. Total capital expenditure was USD 3.77 billion for the fourth quarter and USD 14.5 billion for 2023.

After taxes, capital distribution to shareholders and investments, net cash flow* ended at negative USD 3.26 billion for the fourth quarter and at negative USD 8.34 billion for the full year. Equinor retains a strong financial position with adjusted net debt to capital employed ratio* at negative 21.6% by the end of the fourth quarter, compared to negative 22.9% at the end of the third quarter of 2023.

Progressing on strategy and enabling future growth

As the largest energy provider to Europe, Equinor continues to develop its broad portfolio to contribute to energy security.

On the NCS Equinor increased its ownership share to 50% in the Linnorm discovery in the Norwegian Sea, which is the largest undeveloped gas discovery on the NCS. The Breidablikk field ramped up successfully towards its plateau production of around 60 mboe per day at 100%. In a response to Europe's need for long-term, reliable energy supply, Germany's state owned energy company SEFE entered into a long term gas sales agreement with Equinor. Under the contract Equinor will deliver 10 bcm of gas annually at least to 2034 and pursue large scale hydrogen supplies. Equinor made final investment decision on the partner-operated Sparta field in the US Gulf of Mexico, the third large investment decision in the international upstream business of the year. The Sparta field has estimated resources above 250 million boe and is designed for a production capacity of 100 mboe per day. Equinor continued to focus its international oil and gas, with the announced sale of assets in Nigeria and Azerbaijan. These assets have delivered profitable production to Equinor over the last decades.

In the UK, operations recently started at Blandford Road battery asset, the company's first commercial power storage asset. Danske Commodities will provide market access and optimisation, providing further value creation in a power market with a high share of intermittent renewable power.

Equinor has announced its intention to take full ownership of the Empire Wind projects in the US through a swap transaction with bp, where bp takes full ownership to the Beacon Wind projects.

Equinor completed 12 exploration wells offshore with 9 commercial discoveries in the quarter. At the quarter end, 4 wells were ongoing.

In 2023 Equinor added proved reserves mainly through sanctioning of new field developments, resulting in an organic reserve replacement ratio (RRR) of 104%, and an organic three-year average of 107%, excluding purchase and sales.

Equinor progressed several projects to reduce emissions from production, and the average CO_2-emission from the operated upstream production, on a 100% basis, was 6.7 kg per boe for 2023. Absolute greenhouse gas emissions scope 1 and 2 was 11.6 tonnes CO_2 equivalents for the full year.

The twelve-month average serious incident frequency (SIF) for 2023 was 0.4, stable from the previous year.

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[1] NOK 37 billion, USD estimate based on a USD/NOK exchange rate assumption of 10.

5   Press Release

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RELEASE

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2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Competitive capital distribution

The board of directors proposes to the annual general meeting on 14 May 2024 an ordinary cash dividend of USD 0.35 per share for the fourth quarter 2023, an increase of USD 0.05 per share from the third quarter of 2023, and sets an ambition to grow the quarterly cash dividend by 2 cents per year. Based on the strong earnings in 2023 and the robust financial position of the company, the board of directors further proposes an extraordinary cash dividend of USD 0.35 per share for the fourth quarter of 2023. Equinor share will trade ex-dividend on Oslo Børs and New York Stock Exchange from and including 15 May 2024.

The interim cash dividends for the first, second and third quarter of 2024, to be decided by the board of directors on a quarterly basis in line with the company's dividend policy, subject to existing and renewed authorisation from the annual general meeting, are expected to be at the same level as for the fourth quarter of 2023.

The fourth tranche of the share buy-back programme for 2023 was completed on 19 January 2024 with a total value of USD 1.67 billion. Following this, the total share buy-backs under the share buy-back programme for 2023 amounts to USD 6 billion.

The board of directors has decided to announce a two-year share buy-back programme for 2024-2025 of USD 10-12 billion in total, with up to USD 6 billion for 2024. The share buy-back programme will be subject to market outlook and balance sheet strength. The first tranche of up to USD 1.2 billion of the 2024 share buy-back programme will commence on 8 February and end no later than 5 April 2024. Commencement of new share buy-back tranches after the first tranche in 2024 will be decided by the board of directors on a quarterly basis in line with the company's dividend policy and will be subject to existing and new board authorisations for share buy-back from the company's annual general meeting and agreement with the Norwegian State regarding share buy-back.



Johan Sverdrup field.

Capital markets update: Profitable growth towards 2035

With a firm strategy and strong portfolio of projects, Equinor is well positioned for profitable growth with a stronger cash flow, a broader energy offering and lower emissions towards 2035[1].

Key ambitions:
- Stronger cash flow:
  Grow cash flow from operations after tax* to around USD 23 billion by 2030 and to more than USD 26 billion by 2035. Deliver high returns while transitioning with a ROACE* above 15% towards 2030 and target to sustain a level of around 15% through 2035.
- Broader energy:
  Produce more than 80 TWh from renewables and decarbonised energy and deliver transport and storage of 30-50 million tonnes CO_2 annually by 2035. Maintain oil and gas production of around 2 million barrels per day through 2030 and produce around 1.2 million barrels per day from the Norwegian Continental Shelf in 2035.
- Lower emissions:
  50% net reduction of operated emissions by 2030, and 40% reduction in net carbon intensity by 2035, in line with our Energy transition plan[2].

Equinor is contributing to energy security, while driving decarbonisation and energy transition.

Stronger cash flow

Equinor expects to sustain an annual average cash flow from operations after tax* from oil, gas and trading of around USD 20 billion through 2035. Renewables and low carbon solutions are expected to deliver a material contribution with around USD 3 billion in 2030 and above USD 6 billion in 2035.

Equinor will continue to optimise the oil and gas portfolio and invest in a profitable project portfolio coming on stream the next ten years, with an average breakeven price of around USD 35 per boe, 30% internal rate of return, 2.5 years payback time and an upstream operated scope 1 CO_2 intensity below 6 kg per boe. Equinor expects to deliver above 5% production growth for oil and gas from 2023 – 2026 and maintain production of around 2 million barrels per day in 2030.

Broader energy offering

Equinor is set to broaden the energy offering and aims to deliver above 80 TWh from renewables and decarbonised energy by 2035. Based on extensive experience from CCS and project pipeline progress, Equinor also increases the ambition for annual CO_2 storage to 30-50 million tonnes in 2035.

For the renewables portfolio, Equinor expects real base project returns of 4-8%. CCS projects are also expected to deliver real base project returns of 4-8%, with potential for higher returns as markets mature.

Lower emissions

Equinor continue to progress according to the Energy transition plan. Gross investments in renewables and low carbon solutions increased to 20% in 2023 and Equinor is on the path to reach the ambition of above 50% by 2030. Equinor's operated emissions are 30% lower in 2023 compared to 2015. The company is on track to deliver on the 2030 ambition of net 50 percent reduction in operated scope 1 CO_2 emissions. Reduced emissions, growth in renewables, decarbonised energy and CCS, underpins the ambition to reduce net carbon intensity by 20% by 2030 and 40% by 2035.

Updated outlook for 2024:
- Organic capex* of around USD 13 billion[3].
- Stable oil and gas production from 2023.
- Doubling of annual power production from renewable sources compared to 2023.

This press release contains Forward Looking Statements. Please see the Forward Looking Statement disclaimer published on Equinor.com/investors/cmu-2024-forward-looking-statements.


Drones Operation Center at Sandsli in Bergen.

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[1] All forward looking financial numbers are based on Brent blend 75 USD/bbl, Henry Hub 3.5 USD/mmbtu and European gas price 2024/25: 13 USD/mmbtu, and 2026 onwards: 9 USD/mmbtu

[2] See Equinor Energy transition plan at https://www.equinor.com/magazine/our-plan-the-energy-transition

[3] USD/NOK exchange rate assumption of 10.



7

PRESS
RELEASE

FOURTH QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Fourth quarter 2023 review

Kollsnes onshore facilities in Øygarden outside of Bergen.

Equinor fourth quarter 2023

Group review

Financial information		Quarters		Change	Full year		
(unaudited, in USD million)	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Total revenues and other income	**29,054**	26,024	34,321	(15%)	**107,174**	150,806	(29%)
Adjusted total revenues and other income*[1]	28,483	25,735	35,501[1]	(20%)	105,871	151,891[1]	(30%)
Total operating expenses	**(20,306)**	(18,571)	(17,737)	14%	**(71,404)**	(71,995)	(1%)
Adjusted purchases* [5]	(13,672)	(12,392)	(12,781)	7%	(48,003)	(54,415)	(12%)
Adjusted operating and administrative expenses*	(3,235)	(2,703)	(3,032)	7%	(11,540)	(10,530)	10%
Adjusted depreciation, amortisation and net impairments*	(2,518)	(2,426)	(2,279)	11%	(9,374)	(8,879)	6%
Adjusted exploration expenses*	(377)	(190)	(396)	(5%)	(734)	(1,146)	(36%)
Net operating income/(loss)	**8,748**	7,453	16,584	(47%)	**35,770**	78,811	(55%)
Adjusted earnings*[1]	8,681	8,024	17,014[1]	(49%)	36,220	76,921[1]	(53%)
Capital expenditures and Investments	**3,031**	2,652	2,376	28%	**10,575**	8,758	21%
Cash flows provided by operating activities	**2,736**	5,236	4,267	(36%)	**24,701**	35,136	(30%)
Cash flows from operations after taxes paid*	**2,787**	7,594	6,800	(59%)	**19,741**	39,752	(50%)

Operational information		Quarters		Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Total equity liquid and gas production (mboe/day)	2,197	2,007	2,046	7%	2,082	2,039	2%
Total entitlement liquid and gas production (mboe/day)	2,065	1,879	1,919	8%	1,954	1,901	3%
Total Power generation (GWh) Equinor share	**1,241**	883	1,332	(7%)	**4,235**	2,661	59%
Renewable power generation (GWh) Equinor share	**694**	373	517	34%	**1,937**	1,649	17%
Average Brent oil price (USD/bbl)	**84.1**	86.8	88.7	(5%)	**82.6**	101.2	(18%)
Group average liquids price (USD/bbl)	**75.7**	80.3	80.4	(6%)	**75.0**	94.1	(20%)
E&P Norway average internal gas price (USD/mmbtu)	**11.45**	8.83	27.22	(58%)	**12.20**	31.22	(61%)
E&P USA average internal gas price (USD/mmbtu)	**1.76**	1.08	4.73	(63%)	**1.77**	5.55	(68%)

1) Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Operations and financial results

Equinor delivers strong production increases in the fourth quarter, securing a robust financial performance despite the impact of lower commodity prices relative to 2022.

Sustained high production levels and efficiency from Johan Sverdrup on the NCS, including phase 2 which came onstream in December 2022, contributed substantially to the increased production within E&P

Norway for the fourth quarter and full year of 2023. The growth in production was also supported by the international portfolio with Peregrino in Brazil reaching plateau during the quarter and Caesar Tonga in the US making notable contributions following added capacity from the first quarter of 2023.

New volumes from Buzzard in the UK following the Suncor UK acquisition, early start-up of Breidablikk on the NCS in the fourth quarter and the ramp-up of

partner operated Vito in the US in the first half of the year all positively contributed to production growth. These increases were partially offset by the effects of the divestments from Corrib in early 2023 and in Martin Linge and Ekofisk in the third quarter of 2022.

Operational challenges, turnarounds and extended maintenance activities, particularly affecting NCS gas assets earlier in 2023, impacted an otherwise solid full year operational performance for Equinor. The

decline in full year production from the NCS, was more than offset by strong production from the international assets securing a full year increase compared to the high levels reported for 2022.

Power generation from Rio Energy and the continued maturation of both onshore and offshore projects within the Renewable portfolio contributed well to Equinor's power generation in the fourth quarter of 2023. The increase from the Brazilian acquisition was offset by decreased gas-to-power in the fourth quarter, attributed to decreased clean spark spread. Full year 2023 power generation increase is primarily driven by the acquisition of Triton Power in the second half of 2022 and Rio Energy in 2023.

Solid production growth combined with high realised prices drove strong revenue and results for the fourth quarter and full year 2023. Realised commodity prices, particularly gas, were markedly reduced from the elevated levels in 2022, and as such more than offset the production increase, resulting in a decline in revenue relative to the prior year. The Marketing, Midstream and Processing segment supported the total group results through a sound delivery within Gas and Power trading and optimisation. However, reduced refinery margins and absence of favourable arbitrage opportunities captured in prior quarters resulted in a lower contribution to group results.

Throughout the year Equinor has increased production capacity leading to an increase in operating and maintenance costs in the quarter and for the full year of 2023. The reduction in energy prices from the highs experienced in 2022 has reduced transportation tariffs partially offsetting the increase.

The prevailing inflationary pressures and a number of one-off costs have also impacted the upward movement in operating expenses in the fourth quarter of 2023. The USD remains strong against the NOK thereby limiting the visibility of these increases in the reported costs.

Adjusted depreciation, amortisation and net impairments* increased in the quarter and for the full year compared to 2022 primarily due to investments in producing fields, and strong production from Peregrino in Brazil, partially offset by a reduced rate of depreciation in E&P Norway resulting from prior quarter impairments.

Successful near-field exploration activity on the NCS has balanced limited commercial discoveries internationally during 2023. During the fourth quarter of 2023 exploration expenses included costs related to unsuccessful exploration wells in the Gulf of Mexico. The prior year fourth quarter included the expense of previously capitalised well costs for the E&P International segment.

In the fourth quarter of 2023 net operating income was negatively impacted by impairments of USD 328 million, primarily relating to the planned exit from Azerbaijan. In comparison, net impairment reversals totalling USD 1,094 million impacted the results in the fourth quarter of 2022. In the full year of 2023 net impairments of USD 1,320 million were recognised in contrast to net impairment reversals of USD 2,429 million in the full year 2022, contributing to the relative decrease in net operating income for 2023.

Taxes
The reported effective tax rate was 72.1% for the fourth quarter of 2023 (45.4% for the fourth quarter of 2022) and 68.6% for the full year 2023 (63.4% for the full year 2022). The change in reported tax rates for the fourth quarter and full year has been

influenced by recognition of previously unrecognised deferred tax assets in the US in the fourth quarter of 2022.

The effective tax rate on adjusted earnings of 78.4% for the fourth quarter of 2023 and 71.4% for the full year increased compared to 72.3% and 70.5% in 2022 due to higher prior period adjustments in 2023 compared with 2022 and by the recognition of the US deferred tax assets in the fourth quarter of 2022.

Cash flow, net debt and capital distribution
Strong financial results from the business during the fourth quarter of 2023, driven by a strong operational performance, generated cash flow provided by operating activities before taxes paid and working capital items of USD 10,890 million. The downward movement in commodity prices drove this decrease of USD 10,098 million from the prior year.

Taxes paid of USD 8,103 million in the fourth quarter have reduced from the prior year outflow of USD 14,188 million. The payment primarily consists of two Norwegian corporation tax instalments in addition to an extra payment of USD 930 million (NOK 10,000 million) resulting from updated results when compared to previous estimates. The reduction in payment compared to the same period in the prior year reflects the relatively lower pricing environment of 2023. NCS tax instalments totalling NOK 111 billion are expected to be paid in the first half of 2024.

A working capital increase of USD 51 million negatively impacted the cash flow in the fourth quarter 2023,

compared to an increase of USD 2,532 million in the fourth quarter of 2022.

Net cash flow* decreased by USD 4,741 million from the prior quarter to an outflow of USD 3,262 million primarily reflecting the increased NCS tax instalments. Full year cash flow from operations after taxes paid* concluded at USD 19,741 million inflow, with net cash outflow* of USD 8,340 million demonstrating a significant increase in shareholder distribution.

A decrease in liquid assets in the quarter with stable equity caused a slight increase in the net debt to capital employed adjusted ratio* at the end of 2023 from negative 22.9% at the end of September 2023 to negative 21.6%.

The board of directors proposes to the annual general meeting on 14 May 2024 an ordinary cash dividend of USD 0.35 per share for the fourth quarter 2023, an increase of USD 0.05 per share from the third quarter of 2023, and sets an ambition to grow the quarterly cash dividend by 2 cents per year. Based on the strong earnings in 2023 and the robust financial position of the company, the board of directors further proposes an extraordinary cash dividend of USD 0.35 per share for the fourth quarter of 2023. Equinor share will trade ex-dividend on Oslo Børs and New York Stock Exchange from and including 15 May 2024.

The interim cash dividends for the first, second and third quarter of 2024, to be decided by the board of directors on a quarterly basis in line with the company's dividend policy, subject to existing and

10   Outlook

PRESS
RELEASE

FOURTH QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

renewed authorisation from the annual general meeting, are expected to be at the same level as for the fourth quarter of 2023.

The fourth tranche of the share buy-back programme for 2023 was completed on 19 January 2024 with a total value of USD 1.67 billion. Following this, the total share buy-backs under the share buy-back programme for 2023 amounts to USD 6 billion.

The board of directors has decided to announce a two-year share buy-back programme for 2024-2025 of USD 10-12 billion in total, with USD 6 billion for 2024. The share buy-back programme will be subject to market outlook and balance sheet strength. The first tranche of up to USD 1.2 billion of the 2024 share buy-back programme will commence on 8 February and end no later than 5 April 2024. Commencement of new share buy-back tranches after the first tranche in 2024 will be decided by the board of directors on a quarterly basis in line with the company's dividend policy and will be subject to existing and new board authorisations for share buy-back from the company's annual general meeting and agreement with the Norwegian State regarding share buy-back.

Based on adjusted earnings after tax and average capital employed, calculated **return on average capital employed (ROACE)*** was 24.9% for the 12-month period ended 31 December 2023 and 55.1% for the 12-month period ended 31 December 2022.

Organic capital expenditures* amounted to USD 10.2 billion for the full year 2023. Total capital expenditures were USD 14.5 billion for the full year 2023.

Estimated **Proved reserves** at the end of 2023 were 5,214 million barrels of oil equivalent (boe), a net increase of 23 million boe compared to 5,191 million boe at the end of 2022.

The net increase was mainly due to more volumes being added through extensions and discoveries, with a net increase of 507 million boe in 2023 compared to 278 million boe in 2022. The net increase was mainly due to sanctioning of the Raia field in Brazil, the Rosebank field in UK and the Sparta field in the USA. Revisions and improved recovery projects added to the increase, with a net increase of 232 million boe in 2023 compared to a net increase of 344 million boe in 2022. The net effect of the purchase and sale of reserves slightly reduced the proved reserves by 4 million boe in 2023.

The entitlement production in 2023 was 711 million boe compared to 695 million boe in 2022.

This results in a reserve replacement ratio (RRR) of 103% and an organic RRR excluding purchase and sale of 104% in 2023 compared to 76% and 89% in 2022. The corresponding three-year average replacement ratio was 98%, and the organic three-year average was 107% at the end of 2023 compared to 62% and 70% at the end of 2022.

The RRR measures the estimated proved reserves added to the reserve base, including the effects of sales and purchases, relative to the amount of oil and gas produced.

All reserves numbers are preliminary and include equity accounted entities.

Health, safety and the environment
The twelve-month average serious incident frequency (SIF) for the period ending 31 December 2023 remained stable with the prior year at 0.4.

Absolute scope 1+2 GHG emissions for Equinor's operated production, on a 100% basis, were 11.6 million tonnes CO_2e for the full year 2023. This is an increase from the prior year of 0.2 million tonnes CO_2e. Resumption of activity at the Hammerfest LNG facility in Norway and the return to normal operations of production at the Peregrino field in Brazil contributed to the increase.

Outlook

- **Organic capital expenditures*** are estimated at around USD 13 billion for 2024[4].
- **Oil & gas production** for 2024 is estimated to be stable compared to the 2023 level [6].
- **Renewable power generation** for 2024 is estimated to double compared to the 2023 level.
- Equinor's ambition is to keep the unit of production cost in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 60 mboe per day for the full year of 2024.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section Forward-looking statements in the report.

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[4]   USD/NOK exchange rate assumption of 10.

11 Supplementary operational disclosures

PRESS RELEASE | FOURTH QUARTER 2023 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Supplementary operational disclosures

	Quarters			Change	Full year		
Operational information	**Q4 2023**	**Q3 2023**	**Q4 2022**	**Q4 on Q4**	**2023**	**2022**	**Change**
Prices							
Average Brent oil price (USD/bbl)	**84.1**	86.8	88.7	(5%)	**82.6**	101.2	(18%)
E&P Norway average liquids price (USD/bbl)	**79.3**	84.3	83.8	(5%)	**78.6**	97.5	(19%)
E&P International average liquids price (USD/bbl)	**73.1**	79.1	77.2	(5%)	**72.6**	92.0	(21%)
E&P USA average liquids price (USD/bbl)	**66.0**	68.1	68.6	(4%)	**64.4**	81.0	(20%)
Group average liquids price (USD/bbl) [1]	**75.7**	80.3	80.4	(6%)	**75.0**	94.1	(20%)
Group average liquids price (NOK/bbl) [1]	**821**	842	819	0%	**792**	905	(12%)
E&P Norway average internal gas price (USD/mmbtu) [8]	**11.45**	8.83	27.22	(58%)	**12.20**	31.22	(61%)
E&P USA average internal gas price (USD/mmbtu) [8]	**1.76**	1.08	4.73	(63%)	**1.77**	5.55	(68%)
Realised piped gas price Europe (USD/mmbtu) [7][1)]	**13.07**	10.93	29.84[1)]	(56%)	**13.86**	32.84[1)]	(58%)
Realised piped gas price US (USD/mmbtu) [7]	**2.07**	1.57	5.40	(62%)	**2.09**	5.89	(64%)
Refining reference margin (USD/bbl) [2]	**6.1**	15.2	15.5	(61%)	**10.2**	14.5	(30%)
Entitlement production (mboe per day)							
E&P Norway entitlement liquids production	**658**	636	610	8%	**645**	605	7%
E&P International entitlement liquids production	**254**	252	228	12%	**240**	203	18%
E&P USA entitlement liquids production	**156**	155	100	56%	**145**	114	27%
Group entitlement liquids production	**1,068**	1,044	938	14%	**1,030**	922	12%
E&P Norway entitlement gas production	**806**	647	791	2%	**729**	782	(7%)
E&P International entitlement gas production	**24**	25	31	(21%)	**26**	32	(18%)
E&P USA entitlement gas production	**167**	164	160	4%	**168**	165	2%
Group entitlement gas production	**997**	836	981	2%	**924**	980	(6%)
Total entitlement liquids and gas production [3]	**2,065**	1,879	1,919	8%	**1,954**	1,901	3%

	Quarters			Change	Full year		
Operational information	**Q4 2023**	**Q3 2023**	**Q4 2022**	**Q4 on Q4**	**2023**	**2022**	**Change**
Equity production (mboe per day)							
E&P Norway equity liquids production	**658**	636	610	8%	**645**	605	7%
E&P International equity liquids production	**323**	318	293	10%	**304**	281	8%
E&P USA equity liquids production	**174**	174	112	55%	**162**	127	28%
Group equity liquids production	**1,155**	1,128	1,015	14%	**1,112**	1,013	10%
E&P Norway equity gas production	**806**	647	791	2%	**729**	782	(7%)
E&P International equity gas production	**39**	37	50	(23%)	**41**	47	(13%)
E&P USA equity gas production	**197**	195	190	4%	**200**	197	2%
Group equity gas production	**1,042**	879	1,031	1%	**970**	1,026	(5%)
Total equity liquids and gas production [4]	**2,197**	2,007	2,046	7%	**2,082**	2,039	2%
Power generation							
Power generation (GWh) Equinor share	**1,241**	883	1,332	(7%)	**4,235**	2,661	59%
Renewable power generation (GWh) Equinor share[2)]	**694**	373	517	34%	**1,937**	1,649	17%

1) Restated. Restatement due to change in the definition of the price marker. For more information see 'End notes'.
2) Includes Hywind Tampen renewable power generation.

12   Supplementary operational disclosures

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2023 REVIEW

CONDENSED INTERIM FINANCIAL
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Health, safety and the environment

	Full year 2023	Full year 2022
Total recordable injury frequency (TRIF)	2.4	2.5
Serious Incident Frequency (SIF)	0.4	0.4
Oil and gas leakages (number of)[1]	10	8
Upstream CO_2 intensity (kg CO_2/boe)[2]	6.7	6.9
Absolute scope 1+2 GHG emissions (million tonnes CO_2e)[3]	11.6	11.4

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Operational control, total scope 1 emissions of CO_2 from exploration and production, divided by total production (boe).
3) Operational control, total scope 1 and 2 emissions of CO_2 and CH_4.



13 Exploration & Production Norway

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DISCLOSURES

Exploration & Production Norway

Financial information (unaudited, in USD million)	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Total revenues and other income	10,076	7,938	16,729	(40%)	38,340	75,930	(50%)
Adjusted total revenues and other income*	9,871	8,164	16,968	(42%)	38,213	75,443	(49%)
Total operating expenses	(2,339)	(2,604)	(2,343)	(0%)	(9,253)	(8,315)	11%
Adjusted operating and administrative expenses*	(1,018)	(849)	(1,053)	(3%)	(3,730)	(3,836)	(3%)
Adjusted depreciation, amortisation and net impairments*	(1,144)	(1,107)	(1,219)	(6%)	(4,429)	(4,986)	(11%)
Adjusted exploration expenses*	(138)	(120)	(101)	37%	(476)	(361)	32%
Net operating income/(loss)	7,737	5,335	14,386	(46%)	29,087	67,614	(57%)
Adjusted earnings/(loss)*	7,571	6,087	14,594	(48%)	29,577	66,260	(55%)
Additions to PP&E, intangibles and equity accounted investments	1,577	1,421	1,422	11%	5,939	4,922	21%

Operational information E&P Norway	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
E&P entitlement liquid and gas production (mboe/day)	1,464	1,283	1,401	4%	1,374	1,387	(1%)
Average liquids price (USD/bbl)	79.3	84.3	83.8	(5%)	78.6	97.5	(19%)
Average internal gas price (USD/mmbtu)	11.45	8.83	27.22	(58%)	12.20	31.22	(61%)

Production & Revenues

In the fourth quarter of 2023, E&P Norway delivered strong production performance driven by sustained high production level and operational efficiency from Johan Sverdrup and the early start-up of Breidablikk field, more than offsetting natural decline on several fields and unplanned turnaround extension on Troll C. Liquids production rose by 8% and gas production was up by 2% in fourth quarter this year compared to fourth quarter of 2022.

Despite a robust production performance for the fourth quarter 2023, full year production ended slightly below the 2022 level. In the second and third quarters of 2023, unplanned turnaround extensions on Troll and Nyhamna (impacting Aasta Hansteen and Ormen Lange) contributed to the year-on-year reduction.

The strong production in the fourth quarter of 2023 helped to offset some of the impact of lower gas prices on revenue. While gas prices have increased from the prior quarter, realised prices have experienced a sharp decline from 2022 peaks. The movement in the pricing environment outweighed production increases, resulting in a notable decrease in revenues for both the fourth quarter and the full year of 2023 compared to 2022.

Operating expenses and financial results

For the fourth quarter of 2023, updated estimates drove an escalation in Gassled removal costs, impacting adjusted operating and administrative expenses*. The development in the NOK/USD exchange rate offset this increase and its visibility in the reported numbers. Adding to this, for the

year 2023, there has been higher operation and maintenance cost, as well as environmental expenses, compared to the same period last year. In contrast, energy prices have fallen, leading to lower transportation and electricity cost.

Lower asset carrying values due to prior quarter impairments, combined with the effect of the development in NOK/USD exchange rate, led to a decrease in adjusted depreciation, amortisation and net impairments* in the fourth quarter of 2023 compared to the same quarter last year. The decrease was partially offset by higher investment levels for some fields. For the year 2023 the main factor contributing to the decrease compared to 2022 was the NOK/USD exchange rate development.

Successful exploration activity resulted in five commercial discoveries for E&P Norway in the fourth quarter 2023. A higher activity level (eight wells this quarter compared to six wells in fourth quarter last year) with a lower capitalisation rate led to an increase in exploration expenses in the fourth quarter this year compared to same quarter last year.

Net operating income was positively affected by a gain from sale of ownership shares in the Statfjord area of USD 222 million in the fourth quarter of 2023. For the full year 2023, there was a negative impact from impairment of USD 588 million related to an asset in the North Sea. In 2022 the net operating income was positively impacted by a gain from sale of ownership shares in Martin Linge and Ekofisk of USD 730 million and net impairment reversals of USD 814 million.

14 Exploration & Production International

PRESS
RELEASE

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2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Exploration & Production International

Financial information (unaudited, in USD million)	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Total revenues and other income	1,889	1,990	2,373	(20%)	7,032	7,431	(5%)
Adjusted total revenues and other income*	1,952	1,849	1,897	3%	6,956	7,616	(9%)
Total operating expenses	(1,553)	(1,152)	(551)	>100%	(4,700)	(4,183)	12%
Adjusted purchases*	(45)	58	(85)	(47%)	(70)	(116)	(40%)
Adjusted operating and administrative expenses*	(559)	(458)	(438)	28%	(1,915)	(1,675)	14%
Adjusted depreciation, amortisation and net impairments*	(603)	(594)	(433)	39%	(2,123)	(1,445)	47%
Adjusted exploration expenses*	(55)	(47)	(266)	(79%)	16	(573)	N/A
Net operating income/(loss)	336	838	1,822	(82%)	2,332	3,248	(28%)
Adjusted earnings/(loss)*	690	809	676	2%	2,863	3,806	(25%)
Additions to PP&E, intangibles and equity accounted investments	923	888	584	58%	4,376	2,623	67%

Operational information E&P International	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
E&P equity liquid and gas production (mboe/day)	362	355	343	5%	345	328	5%
E&P entitlement liquid and gas production (mboe/day)	278	277	258	8%	266	235	13%
Production sharing agreements (PSA) effects	83	78	85	(1%)	79	94	(15%)
Average liquids price (USD/bbl)	73.1	79.1	77.2	(5%)	72.6	92.0	(21%)

Production & Revenues

In both the fourth quarter and full year of 2023, E&P International achieved a 5% growth in production compared to the corresponding periods in 2022. These strong production results can primarily be attributed to the Peregrino field achieving plateau in the fourth quarter, coupled with the full-year production in 2023. Additionally, positive contributions from the Buzzard field in the UK, following the Suncor acquisition in July 2023, and a notable decrease in turnaround effects in the fourth quarter further increased the overall production level. The natural decline experienced in various fields, the divestment of the Corrib asset which closed on March 31, 2023, and higher turnaround activities throughout 2023 partially offset this increase.

The decrease in the effects of production sharing agreements (PSA) in the fourth quarter and full year of 2023, was mainly caused by lower oil and gas prices, in combination with a decrease in production from several fields with PSAs.

Despite the less favourable market prices compared to 2022, E&P International achieved strong financial results in 2023. The increase in adjusted total revenues and other income* in the fourth quarter compared to last year is primarily attributed to higher production levels. The fair value of derivatives positively impacted total revenue and other income for the full year by USD 96 million.

Operating expenses and financial results

Higher operation and maintenance expenses associated with turnarounds across various fields, drove an increase in adjusted operating and

administrative expenses* in both the fourth quarter and the full year of 2023. Increased royalties and production fees linked to higher production at the Peregrino field contributed to the overall rise in costs. P&L impacts from the reassessment of retirement obligations, along with a one-off R&D expenditure associated with internal reallocation to the business also impacted the operating expenses in the quarter.

The inclusion of Buzzard, strong production from Peregrino and Bandurria Sur in Argentina, in addition to several new investments in producing fields resulted in an increase in adjusted depreciation, amortisation and net impairments* compared to the prior year. Well costs from the prior year relating to Azerbaijan, Karabagh, and drilling costs in Canada were expensed causing the reduction in exploration expenses year on year. The capitalisation of previously expensed exploration wells in Brazil also positively impacted the 2023 numbers.

In the fourth quarter of 2023 net operating income was negatively impacted by net impairments of USD 310 million, primarily relating to the planned exit from Azerbaijan. In comparison, net impairment reversals totalling USD 744 million impacted the results in the fourth quarter of 2022. In the full year of 2023 impairments of USD 346 million were recognised in contrast to net impairments of USD 351 million in the full year 2022, contributing to the relative decrease in net operating income for 2023.

Additions to PP&E, intangibles and equity accounted investments increased year-on-year primarily driven by the development of Bacalhau and Raia in Brazil, combined with the acquisition of Suncor Energy UK Limited finalised in the second quarter of 2023.

15 Exploration & Production USA

PRESS RELEASE | FOURTH QUARTER 2023 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Exploration & Production USA

Financial information (unaudited, in USD million)	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Total revenues and other income	1,165	1,162	1,083	8%	4,319	5,523	(22%)
Adjusted total revenues and other income*	1,165	1,130	1,083	8%	4,286	5,523	(22%)
Total operating expenses	(1,022)	(496)	(262)	>100%	(2,966)	(1,501)	98%
Adjusted operating and administrative expenses*	(308)	(293)	(217)	41%	(1,156)	(933)	24%
Adjusted depreciation, amortisation and net impairments*	(506)	(472)	(363)	40%	(1,779)	(1,422)	25%
Adjusted exploration expenses*	(184)	(23)	(29)	>100%	(274)	(212)	30%
Net operating income/(loss)	143	666	821	(83%)	1,353	4,022	(66%)
Adjusted earnings/(loss)*	168	343	474	(65%)	1,076	2,957	(64%)
Additions to PP&E, intangibles and equity accounted investments	332	338	281	18%	1,206	764	58%

Operational information E&P USA	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
E&P equity liquid and gas production (mboe/day)	372	369	302	23%	363	324	12%
E&P entitlement liquid and gas production (mboe/day)	323	319	260	24%	314	279	12%
Royalties	49	50	42	16%	49	44	10%
Average liquids price (USD/bbl)	66.0	68.1	68.6	(4%)	64.4	81.0	(20%)
Average internal gas price (USD/mmbtu)	1.76	1.08	4.73	(63%)	1.77	5.55	(68%)

Production & Revenues

In the fourth quarter of 2023, E&P USA delivered a strong operational performance due to the ramp-up of the Vito field which started production earlier in the year. The Caesar Tonga field increased its production following the installation of new flowlines placed in service late 2022. The addition of new wells in the Appalachia also resulted in a further production increase from this basin. While natural decline impacted several assets in the portfolio, consistent and high production regularity more than offset these effects.

Increased entitlement production helped to mitigate some of the downward impacts on revenue caused by the significantly lower price environment, in particular for gas, this quarter and the full year of 2023 compared to the same periods last year.

Operating expenses and financial results

Operating expenditures and depreciation and amortisation increased due to the higher production and the addition of new assets. The Vito ramp-up, Caesar Tonga and Appalachia increases resulted in higher transportation expenses and production cost. Furthermore, the fourth quarter of 2023 saw increased maintenance in the Appalachian Basin and on several mature fields in the Gulf of Mexico. In the fourth quarter, E&P USA concluded on drilling activity for three exploration prospects in the Gulf of Mexico. All the three prospects were dry or non-commercial and were expensed accordingly, resulting in a significant increase in exploration cost for the quarter.

Net operating income for the full year of 2023 included net impairment reversals amounting to USD 266 million, compared to USD 1,071 million in net impairment reversals for the same period of 2022, which were primarily related to the assets in the Gulf of Mexico. In the fourth quarter of 2022, the net operating income included impairment reversals amounting to USD 350 million.

Marketing, Midstream & Processing

Financial information (unaudited, in USD million)	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Total revenues and other income	28,668	25,712	33,591	(15%)	105,908	148,105	(28%)
Adjusted total revenues and other income*[1]	28,257	25,371	35,010[1]	(19%)	104,860	149,580[1]	(30%)
Total operating expenses	(27,934)	(24,730)	(33,842)	(17%)	(101,925)	(144,493)	(29%)
Adjusted purchases* [5]	(26,241)	(23,083)	(31,969)	(18%)	(95,733)	(139,949)	(32%)
Adjusted operating and administrative expenses*	(1,365)	(1,195)	(1,389)	(2%)	(4,988)	(4,516)	10%
Adjusted depreciation, amortisation and net impairments*	(227)	(217)	(236)	(4%)	(897)	(881)	2%
Net operating income/(loss)	734	982	(251)	N/A	3,984	3,612	10%
Adjusted earnings*[1]	424	876	1,416[1]	(70%)	3,242	4,234[1]	(23%)
- Gas and Power[2]	472	371	1,212	(61%)[2]	2,038	3,942	(48%)
- Crude, Products and Liquids[2]	84	466	210	(60%)[2]	1,359	683	99%
- Other[2]	(132)	38	(6)	>100%[2]	(155)	(391)	(60%)
Additions to PP&E, intangibles and equity accounted investments	218	342	349	(38%)	844	1,212	(30%)

Operational information Marketing, Midstream and Processing	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Liquids sales volumes (mmbl)[3]	245.6	260.0	212.1[3]	16%	956.3	815.9[3]	17%
Natural gas sales Equinor (bcm)	16.1	13.0	15.8	2%	58.9	63.3	(7%)
Natural gas entitlement sales Equinor (bcm)	14.5	12.0	14.2	2%	53.2	56.1	(5%)
Power generation (GWh) Equinor share	547	510	815	(33%)	2,298	1,012	>100%
Realised piped gas price Europe (USD/mmbtu)[3]	13.07	10.93	29.84[3]	(56%)	13.86	32.84[3]	(58%)
Realised piped gas price US (USD/mmbtu)	2.07	1.57	5.40	(62%)	2.09	5.89	(64%)

1) Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.
2) From Q1 2023, the presentation of MMP's adjusted earnings has been changed to align with organisational structure and management's review of performance, with retrospective effect.
3) Restated. Restatement due to a change in definition of the price marker for realised gas price and improved methodology for calculating liquids sales volumes. For more information, see 'End notes'.

17   Marketing, Midstream & Processing

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2023 REVIEW

CONDENSED INTERIM FINANCIAL
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Volumes, Pricing & Revenues

Liquids sales volumes increased in the fourth quarter and year to date in 2023 compared to the same periods in 2022, due to higher sales of equity and third-party volumes.

Gas sales slightly increased compared to the fourth quarter of 2022, primarily because of higher NCS piped gas sales.

Power generation has decreased compared to the fourth quarter of last year, primarily due to a decrease in the clean spark spread. Year to date, power generation was higher compared to last year, primarily driven by the acquisition of conventional combined cycle gas turbine (CCGT) activity in the second half of 2022.

The realised European piped gas price decreased compared to the fourth quarter of last year, attributed to lower demand, increased LNG imports and high storage levels.

The realised piped gas price in the US decreased compared to the fourth quarter of last year due to the drop in market prices driven by a storage surplus and mild weather.

Financial Results

During the fourth quarter of 2023 Gas and Power substantially contributed to adjusted earnings* capturing value from geographical optimisation of piped gas in Europe, gas price volatility and LNG sales. Crude, Products, and Liquids reported modest adjusted earnings* due to weaker margins and

optimisation gains compared to previous quarters in 2023. Additionally, adjusted earnings* in the Other subsegment were adversely affected by a low refining margin and costs associated with the development of low-carbon projects.

Adjusted earnings* for all subsegments in the fourth quarter of this year show a decrease compared to the same period last year. Gas and Power experienced the effects of diminished gas market volatility and narrower geographical spreads, limiting the opportunity to capitalise on favourable events from the previous year. Similarly, Crude, Products, and Liquids reported lower results, primarily influenced by reduced crude trading margins. In the Other subsegment, adjusted earnings* were affected by a decrease in refining margins.

Adjusted earnings* for the full year of 2023 were lower than previous year. The result from Crude, Product and Liquids has doubled by effectively capturing financial and physical market opportunities and optimising the shipping portfolio. Contrasting to the extraordinary market conditions in the prior year, opportunities to capture value in 2023 reduced. A reduction in gas market volatility and declined geographical spreads limited favourable opportunities in Gas and Power trading, giving rise to a lower result year on year.

Net operating income includes net effects from changes in fair value related to storage and commodity derivatives utilised to manage price risk exposure. During 2023, the net operating income included impairments amounting to USD 343 million, in contrast to USD 895 million in net impairment reversals in the prior year.



The Mongstad Refinery outside of Bergen.

18   Renewables

PRESS
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2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
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Renewables

Financial information (unaudited, in USD million)	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Revenues third party, other revenue and other income	25	10	31	(17%)	50	127	(61%)
Net income/(loss) from equity accounted investments	(6)	(16)	8	N/A	(33)	58	N/A
Total revenues and other income	20	(5)	38	(49%)	17	185	(91%)
Adjusted total revenues and other income*	2	(5)	15	(84%)	(0)	75	N/A
Total operating expenses	(185)	(406)	(102)	82%	(774)	(269)	>100%
Adjusted operating and administrative expenses*	(176)	(100)	(101)	74%	(442)	(255)	73%
Adjusted depreciation, amortisation and net impairments*	(6)	(3)	(1)	>100%	(12)	(4)	>100%
Net operating income/(loss)	(166)	(412)	(63)	>(100%)	(757)	(84)	>(100%)
Adjusted earnings*	(179)	(108)	(87)	>(100%)	(454)	(184)	>(100%)
Additions to PP&E, intangibles and equity accounted investments	696	193	103	>100%	2,007	298	>100%

Operational information Renewables	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Renewables power generation (GWh) Equinor share	661	352	509	30%	1,859	1,641	13%

Power generation

In the fourth quarter of 2023, offshore wind farms produced 453 GWh, with the majority coming from Dudgeon, Sheringham Shoal and Arkona. Onshore renewables contributed another 208 GWh. This substantial increase in production was driven by the ramp-up of new onshore power plants in Poland and Brazil compared to both the fourth quarter and the full year of 2022.

Total revenues and other income

European offshore wind assets in operation within our equity accounted investment portfolio increased their positive revenue contribution by 24% within net income/(loss) from equity accounted investments in the fourth quarter. This increase was more than offset by higher expenditures associated with early phase projects. Following the decision to reset the Empire Wind 2 project in the US, criteria for capitalisation is no longer met. Accordingly, ongoing costs related to this project have been expensed from the fourth quarter of 2023, also contributing to the overall decline in the net result from equity accounted investments from the fourth quarter 2022. A lower pricing environment in 2023 compared to the prior year contributed to the full year decline.

Added revenue from the newly acquired onshore wind farm in Brazil contributed positively to total revenues and other income in the fourth quarter. Combined with the lower results from equity accounted investments in the fourth quarter and full year 2023, total revenues and other income decreased relative to the same

periods in 2022. Favourable effects of divestments early in 2022 also significantly impacted the full year decline.

Operating expenses and financial results

The notable decrease in net operating income for the full year of 2023 was primarily due to the recognition of a USD 300 million impairment in the third quarter for offshore wind projects in the US Northeast following the rejection of petitions related to offtake agreements. In addition, increased business development expenditures and higher operating activity levels contributed to an upward trend in operating and administrative expenses in the fourth quarter and the full year of 2023. The increased costs associated with maturing projects predominantly originated from offshore wind activities in the UK and Asia. Project costs were also negatively impacted by one-off events in the fourth quarter of 2023.

Additions to PP&E, intangibles, and equity-accounted investments for both the fourth quarter and the full year of 2023 were higher than the corresponding periods last year. In the fourth quarter of 2023, USD 192 million was allocated for offshore wind projects, and USD 504 million for onshore renewables, primarily related to the acquisition of Rio Energy, an onshore wind farm in Brazil. Over the course of 2023, the acquisition of BeGreen, a commercial-scale offshore wind lease in California, Rio Energy and investments related to projects in the US and the UK significantly contributed to the overall increase in PP&E, intangibles and equity-accounted investments compared to the prior year.

19   Condensed interim financial statements and notes

PRESS
RELEASE

FOURTH QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Condensed interim financial statements and notes

The Gullfaks field in the North Sea.

CONSOLIDATED STATEMENT OF INCOME

(unaudited, in USD million)	Note	Quarters Q4 2023	Q3 2023	Q4 2022	Full year 2023	2022
Revenues	4	28,843	25,924	33,841	106,848	149,004
Net income/(loss) from equity accounted investments		(31)	(25)	395	(1)	620
Other income		242	124	84	327	1,182
Total revenues and other income	2	29,054	26,024	34,321	107,174	150,806
Purchases [net of inventory variation]		(13,804)	(12,269)	(12,853)	(48,175)	(53,806)
Operating expenses	3	(2,875)	(2,420)	(3,026)	(10,582)	(9,608)
Selling, general and administrative expenses		(403)	(295)	(278)	(1,218)	(986)
Depreciation, amortisation and net impairments		(2,821)	(3,369)	(1,184)	(10,634)	(6,391)
Exploration expenses		(402)	(218)	(396)	(795)	(1,205)
Total operating expenses	2	(20,306)	(18,571)	(17,737)	(71,404)	(71,995)
Net operating income/(loss)	2	8,748	7,453	16,584	35,770	78,811

(unaudited, in USD million)	Note	Quarters Q4 2023	Q3 2023	Q4 2022	Full year 2023	2022
Interest income and other financial income		661	580	482	2,449	1,222
Interest expenses and other financial expenses		(368)	(412)	(450)	(1,660)	(1,379)
Other financial items		296	(155)	(2,147)	1,325	(50)
Net financial items	5	589	13	(2,115)	2,114	(207)
Income/(loss) before tax		9,337	7,466	14,469	37,884	78,604
Income tax	6	(6,729)	(4,965)	(6,572)	(25,980)	(49,861)
Net income/(loss)		2,608	2,501	7,897	11,904	28,744
Attributable to equity holders of the company		2,603	2,497	7,895	11,885	28,746
Attributable to non-controlling interests		5	4	2	19	(3)
Basic earnings per share (in USD)		0.88	0.84	2.52	3.93	9.06
Diluted earnings per share (in USD)		0.88	0.84	2.51	3.93	9.03
Weighted average number of ordinary shares outstanding (in millions)		2,954	2,971	3,131	3,021	3,174
Weighted average number of ordinary shares outstanding diluted (in millions)		2,961	2,978	3,141	3,027	3,183

21 Condensed interim financial statements and notes

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CONDENSED INTERIM FINANCIAL
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SUPPLEMENTARY
DISCLOSURES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited, in USD million)	Quarters			Full year	
	Q4 2023	Q3 2023	Q4 2022	2023	2022
Net income/(loss)	**2,608**	2,501	7,897	11,904	28,744
Actuarial gains/(losses) on defined benefit pension plans	**(894)**	20	895	(276)	461
Income tax effect on income and expenses recognised in OCI[1]	**211**	(8)	(208)	66	(105)
Items that will not be reclassified to the Consolidated statement of income	**(683)**	12	687	(211)	356
Foreign currency translation effects	**1,169**	(284)	4,116	(587)	(3,609)
Share of OCI from equity accounted investments	**(124)**	(17)	424	(113)	424
Items that may be subsequently reclassified to the Consolidated statement of income	**1,045**	(301)	4,540	(701)	(3,186)
Other comprehensive income/(loss)	**362**	(289)	5,228	(911)	(2,829)
Total comprehensive income/(loss)	**2,969**	2,212	13,125	10,992	25,914
Attributable to the equity holders of the company	**2,965**	2,207	13,123	10,974	25,917
Attributable to non-controlling interests	**5**	4	2	19	(3)

1)   Other comprehensive income (OCI).



Peregrino B platform.

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 31 December 2023	At 31 December 2022[1]
ASSETS			
Property, plant and equipment	2	58,822	56,498
Intangible assets	3	5,709	5,158
Equity accounted investments		2,508	2,758
Deferred tax assets		7,936	8,732
Pension assets		1,260	1,219
Derivative financial instruments		559	691
Financial investments		3,441	2,733
Prepayments and financial receivables	7	1,291	2,063
Total non-current assets		81,525	79,851
Inventories		3,814	5,205
Trade and other receivables[2]		16,933	22,452
Derivative financial instruments		1,378	4,039
Financial investments		29,224	29,876
Cash and cash equivalents[3]		9,641	15,579
Total current assets		60,990	77,152
Assets classified as held for sale	3	1,064	1,018
Total assets		143,580	158,021

(unaudited, in USD million)	Note	At 31 December 2023	At 31 December 2022[1]
EQUITY AND LIABILITIES			
Shareholders' equity		48,490	53,988
Non-controlling interests		10	1
Total equity		48,500	53,989
Finance debt	5	22,230	24,141
Lease liabilities		2,290	2,410
Deferred tax liabilities		13,345	11,996
Pension liabilities		3,925	3,671
Provisions and other liabilities	7	15,304	15,633
Derivative financial instruments		1,795	2,376
Total non-current liabilities		58,890	60,226
Trade, other payables and provisions		11,870	13,352
Current tax payable	6	12,306	17,655
Finance debt	5 7	5,996	4,359
Lease liabilities		1,279	1,258
Dividends payable		2,649	2,808
Derivative financial instruments		1,619	4,106
Total current liabilities		35,719	43,539
Liabilities directly associated with the assets classified as held for sale	3	471	268
Total liabilities		95,080	104,032
Total equity and liabilities		143,580	158,021

1) Audited
2) Of which Trade receivables of USD 13.0 billion at 31 December 2023 and USD 17.3 billion at 31 December 2022.
3) Includes collateral deposits of USD 1.6 billion for 31 December 2023 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2022 is USD 6.1 billion.

23   Condensed interim financial statements and notes

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SUPPLEMENTARY
DISCLOSURES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 1 January 2022	1,164	6,408	36,683	(5,245)	0	39,010	14	39,024
Net income/(loss)			28,746			28,746	(3)	28,744
Other comprehensive income/(loss)			356	(3,609)	424	(2,829)		(2,829)
Total comprehensive income/(loss)								25,914
Dividends			(7,549)			(7,549)		(7,549)
Share buy-back	(22)	(3,358)				(3,380)		(3,380)
Other equity transactions		(10)				(10)	(10)	(20)
At 31 December 2022	1,142	3,041	58,236	(8,855)	424	53,988	1	53,989
At 1 January 2023	1,142	3,041	58,236	(8,855)	424	53,988	1	53,989
Net income/(loss)			11,885			11,885	19	11,904
Other comprehensive income/(loss)			(211)	(587)	(113)	(911)		(911)
Total comprehensive income/(loss)								10,992
Dividends			(10,783)			(10,783)		(10,783)
Share buy-back[1]	(42)	(3,037)	(2,606)			(5,685)		(5,685)
Other equity transactions		(3)				(3)	(10)	(13)
At 31 December 2023	1,101	0	56,521	(9,442)	310	48,490	10	48,500

1) For more information see note 8 Capital distribution.

24 Condensed interim financial statements and notes

PRESS RELEASE | FOURTH QUARTER 2023 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, in USD million)	Note	Quarters			Full year	
		Q4 2023	Q3 2023	Q4 2022	2023	2022
Income/(loss) before tax		9,337	7,466	14,469	37,884	78,604
Depreciation, amortisation and net impairments		2,821	3,369	1,184	10,634	6,391
Exploration expenditures written off (net)		28	52	183	(53)	342
(Gains)/losses on foreign currency transactions and balances	5	289	12	2,140	(852)	(2,088)
(Gains)/losses on sale of assets and businesses	3	(253)	0	(87)	8	(823)
(Increase)/decrease in other items related to operating activities[1]		(734)	21	2,923	(1,313)	468
(Increase)/decrease in net derivative financial instruments		(694)	195	217	1,041	1,062
Interest received		399	407	216	1,710	399
Interest paid		(302)	(186)	(258)	(1,042)	(747)
Cash flows provided by operating activities before taxes paid and working capital items		10,890	11,336	20,988	48,016	83,608
Taxes paid		(8,103)	(3,743)	(14,188)	(28,276)	(43,856)
(Increase)/decrease in working capital		(51)	(2,357)	(2,532)	4,960	(4,616)
Cash flows provided by operating activities		2,736	5,236	4,267	24,701	35,136
Cash (used)/received in business combinations		(40)	(100)	(0)	(1,195)	147
Capital expenditures and investments[2]	3	(3,031)	(2,652)	(2,376)	(10,575)	(8,758)
(Increase)/decrease in financial investments		(3,010)	(2,679)	(6,990)	443	(10,089)
(Increase)/decrease in derivative financial instruments		261	14	(374)	(1,266)	1,894
(Increase)/decrease in other interest-bearing items		92	(219)	7	(87)	(23)
Proceeds from sale of assets and businesses[3]	3	154	(0)	47	272	966
Cash flows provided by/(used in) investing activities		(5,574)	(5,636)	(9,687)	(12,409)	(15,863)

(unaudited, in USD million)	Note	Quarters			Full year	
		Q4 2023	Q3 2023	Q4 2022	2023	2022
Repayment of finance debt		(342)	0	(250)	(2,818)	(250)
Repayment of lease liabilities		(418)	(336)	(365)	(1,422)	(1,366)
Dividends paid		(2,706)	(2,613)	(2,231)	(10,906)	(5,380)
Share buy-back		(518)	(531)	(577)	(5,589)	(3,315)
Net current finance debt and other financing activities		1,813	(1,195)	230	2,593	(5,102)
Cash flows provided by/(used in) financing activities		(2,171)	(4,675)	(3,193)	(18,142)	(15,414)
Net increase/(decrease) in cash and cash equivalents		(5,009)	(5,074)	(8,612)	(5,850)	3,860
Effect of exchange rate changes on cash and cash equivalents		230	(156)	844	(87)	(2,268)
Cash and cash equivalents at the beginning of the period (net of overdraft)		14,420	19,650	23,348	15,579	13,987
Cash and cash equivalents at the end of the period (net of overdraft)[4]		9,641	14,420	15,580	9,641	15,579

1) The line item includes a fair value loss related to inventory of USD 2 408 million in the fourth quarter 2022. The corresponding amount in the fourth quarter 2023 was a fair value gain of USD 204 million.
2) Cash inflow of USD 433 million received in the first quarter 2022 related to the disposal of parts of the interests in the Bacalhau field in 2018 (contingent consideration) has been reclassified from Capital expenditures and investments to Proceeds from sale of assets and businesses.
3) The line item includes cash consideration net of cash disposed, related to the disposal of Equinor Energy Ireland Limited at closing date 31 March 2023. See note 3 Acquisitions and disposals for more information.
4) At 31 December 2023 and 31 December 2022 cash and cash equivalents net overdraft were zero.

25   Condensed interim financial statements and notes

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CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

Note 1. Organisation and basis of preparation

Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The registered office address is Forusbeen 50, N-4035, Stavanger, Norway.

The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is a co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's condensed interim financial statements for the fourth quarter of 2023 were authorised for issue by the board of directors on 6 February 2024.

Basis of preparation
These condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by IFRS® Accounting Standards for a complete set of financial statements and should be read in conjunction with the Consolidated annual financial statements for 2022. IFRS Accounting Standards as adopted by the EU differs in certain respects from IFRS Accounting Standards as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented.

As a result of rounding differences, numbers or percentages may not add up to the total.

The condensed interim financial statements are unaudited.

Accounting policies
The accounting policies applied in the preparation of the condensed interim financial statements are consistent with those used in the preparation of Equinor's consolidated annual financial statements for 2022. A description of the material accounting policies is included in Equinor's consolidated annual financial statements for 2022. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorization in the fair value hierarchy as disclosed in the consolidated annual financial statements for 2022.

For information about standards, amendments to standards and interpretations effective from 1 January 2023, that could affect the consolidated financial statements, please refer to note 2 in Equinor's consolidated financial statements for 2022. None of the amendments effective from 1 January 2023 has had a significant impact on the condensed interim financial statements. Equinor has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Equinor has adopted amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules (top-up tax) with effect from 1 January 2023. Equinor has applied the mandatory exception and does not recognise or disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The mandatory exception applies retrospectively. However, since no new legislation to implement the top-up tax was enacted or substantively enacted on 31 December 2022 in any jurisdiction in which Equinor operates, and no related deferred tax was recognised at that date, the retrospective application has no impact on the Consolidated financial statements.

Use of judgements and estimates
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Please refer to note 2 in Equinor's consolidated financial statements for 2022 for more information about accounting judgement and key sources of estimation uncertainty. Refer to note 2 Segments in this report for further information about management's future commodity price assumptions.

Note 2. Segments

Equinor's operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing

(MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.

The accounting policies of the reporting segments equal those applied in these condensed interim financial statements, except for the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating

income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.

Fourth quarter 2023

(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	72	297	76	28,372	5	21	0	**28,843**
Revenues inter-segment	9,780	1,597	1,089	309	4	8	(12,787)	**0**
Net income/(loss) from equity accounted investments	0	(5)	0	(13)	(6)	(8)	0	**(31)**
Other income	224	(0)	0	(0)	17	0	0	**242**
Total revenues and other income	10,076	1,889	1,165	28,668	20	22	(12,787)	**29,054**
Purchases [net of inventory variation]	0	(45)	0	(26,330)	0	(0)	12,570	**(13,804)**
Operating, selling, general and administrative expenses	(1,057)	(540)	(308)	(1,384)	(180)	17	173	**(3,279)**
Depreciation and amortisation	(1,144)	(603)	(506)	(227)	(6)	(31)	0	**(2,518)**
Net impairment (losses)/reversals	0	(310)	(0)	7	(0)	0	0	**(303)**
Exploration expenses	(138)	(55)	(208)	0	0	0	0	**(402)**
Total operating expenses	(2,339)	(1,553)	(1,022)	(27,934)	(185)	(15)	12,743	**(20,306)**
Net operating income/(loss)	7,737	336	143	734	(166)	7	(43)	**8,748**
Additions to PP&E, intangibles and equity accounted investments	1,577	923	332	218	696	25	(0)	**3,770**

27　Condensed interim financial statements and notes

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SUPPLEMENTARY
DISCLOSURES

Third quarter 2023
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	42	183	65	25,611	2	20	0	**25,924**
Revenues inter-segment	7,904	1,809	1,064	107	8	8	(10,902)	**0**
Net income/(loss) from equity accounted investments	0	(2)	0	(6)	(16)	0	0	**(25)**
Other income	(9)	0	32	(0)	0	101	0	**124**
Total revenues and other income	7,938	1,990	1,162	25,712	(5)	129	(10,902)	**26,024**
Purchases [net of inventory variation]	(1)	58	0	(22,987)	0	(0)	10,661	**(12,269)**
Operating, selling, general and administrative expenses	(788)	(541)	(293)	(1,181)	(103)	(76)	267	**(2,715)**
Depreciation and amortisation	(1,107)	(594)	(472)	(217)	(3)	(34)	0	**(2,426)**
Net impairment (losses)/reversals	(588)	0	290	(346)	(300)	0	0	**(943)**
Exploration expenses	(120)	(75)	(23)	0	0	0	0	**(218)**
Total operating expenses	(2,604)	(1,152)	(496)	(24,730)	(406)	(110)	10,928	**(18,571)**
Net operating income/(loss)	5,335	838	666	982	(412)	18	27	**7,453**
Additions to PP&E, intangibles and equity accounted investments	1,421	888	338	342	193	24	0	**3,206**

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SUPPLEMENTARY
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Fourth quarter 2022

(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	59	695	69	32,965	7	46	0	**33,841**
Revenues inter-segment	16,652	1,623	1,014	254	0	27	(19,570)	**0**
Net income/(loss) from equity accounted investments	(0)	31	0	372	8	(16)	0	**395**
Other income	18	24	0	0	23	19	0	**84**
Total revenues and other income	16,729	2,373	1,083	33,591	38	76	(19,570)	**34,321**
Purchases [net of inventory variation]	(0)	(85)	(0)	(31,996)	0	(0)	19,228	**(12,853)**
Operating, selling, general and administrative expenses	(1,020)	(511)	(220)	(1,614)	(101)	(153)	314	**(3,304)**
Depreciation and amortisation	(1,219)	(436)	(363)	(236)	(1)	(26)	0	**(2,281)**
Net impairment (losses)/reversals	(3)	747	350	3	0	(0)	0	**1,097**
Exploration expenses	(101)	(266)	(29)	0	0	0	0	**(396)**
Total operating expenses	(2,343)	(551)	(262)	(33,842)	(102)	(179)	19,542	**(17,737)**
Net operating income/(loss)	14,386	1,822	821	(251)	(63)	(103)	(29)	**16,584**
Additions to PP&E, intangibles and equity accounted investments	1,422	584	281	349	103	88	0	**2,828**

29   Condensed interim financial statements and notes

PRESS RELEASE | FOURTH QUARTER 2023 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Full year 2023
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	230	993	277	105,242	20	85	0	**106,848**
Revenues inter-segment	37,999	6,009	4,009	633	12	33	(48,695)	**0**
Net income/(loss) from equity accounted investments	0	28	0	12	(33)	(8)	0	**(1)**
Other income	111	1	32	23	18	142	0	**327**
Total revenues and other income	38,340	7,032	4,319	105,908	17	253	(48,695)	**107,174**
Purchases [net of inventory variation]	(0)	(70)	0	(95,769)	0	(1)	47,665	**(48,175)**
Operating, selling, general and administrative expenses	(3,759)	(2,176)	(1,178)	(4,916)	(462)	(201)	893	**(11,800)**
Depreciation and amortisation	(4,429)	(2,123)	(1,779)	(897)	(12)	(133)	0	**(9,373)**
Net impairment (losses)/reversals	(588)	(310)	290	(343)	(300)	(10)	0	**(1,260)**
Exploration expenses	(476)	(20)	(299)	0	0	0	0	**(795)**
Total operating expenses	(9,253)	(4,700)	(2,966)	(101,925)	(774)	(345)	48,558	**(71,404)**
Net operating income/(loss)	29,087	2,332	1,353	3,984	(757)	(92)	(137)	**35,770**
Additions to PP&E, intangibles and equity accounted investments	5,939	4,376	1,206	844	2,007	128	0	**14,500**
Balance sheet information								
Equity accounted investments	3	0	0	783	1,665	57	0	**2,508**
Non-current segment assets	28,915	17,977	11,049	3,997	1,575	1,018	0	**64,530**
Non-current assets not allocated to segments								**14,487**
Total non-current assets								**81,525**
Assets held for sale	0	1,064	0	0	0	0	0	**1,064**

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SUPPLEMENTARY
DISCLOSURES

Full year 2022
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party	304	1,099	305	147,164	16	115	0	**149,004**
Revenues inter-segment	74,631	6,124	5,217	527	0	55	(86,554)	**0**
Net income/(loss) from equity accounted investments	(0)	172	0	406	58	(16)	0	**620**
Other income	994	35	0	9	111	33	0	**1,182**
Total revenues and other income	75,930	7,431	5,523	148,105	185	187	(86,554)	**150,806**
Purchases [net of inventory variation]	0	(116)	(0)	(139,916)	0	(0)	86,227	**(53,806)**
Operating, selling, general and administrative expenses	(3,782)	(1,698)	(938)	(4,591)	(265)	(223)	904	**(10,593)**
Depreciation and amortisation	(4,986)	(1,445)	(1,422)	(881)	(4)	(142)	0	**(8,878)**
Net impairment (losses)/reversals	819	(286)	1,060	895	0	(0)	0	**2,487**
Exploration expenses	(366)	(638)	(201)	0	0	0	0	**(1,205)**
Total operating expenses	(8,315)	(4,183)	(1,501)	(144,493)	(269)	(365)	87,131	**(71,995)**
Net operating income/(loss)	67,614	3,248	4,022	3,612	(84)	(178)	577	**78,811**
Additions to PP&E, intangibles and equity accounted investments	4,922	2,623	764	1,212	298	176	0	**9,994**
Balance sheet information								
Equity accounted investments	3	550	0	688	1,452	65	0	**2,758**
Non-current segment assets	28,510	15,868	11,311	4,619	316	1,031	0	**61,656**
Non-current assets not allocated to segments								**15,437**
Total non-current assets								**79,851**
Assets held for sale	0	1,018	0	0	0	0	0	**1,018**

Net impairments/reversal of impairments and changes to accounting assumptions

Management's future commodity price assumptions are used for value in use impairment testing. While there are inherent uncertainties in the assumptions, the commodity price assumptions reflect management's best estimate of the price development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. Such analysis resulted in changes in the long-term price assumptions with effect from the second quarter of 2023. The main price assumptions applied in impairment and impairment reversal assessments are disclosed in the table below as price-points on price curves. Previous price-points applied from the third quarter of 2022 up to and including the first quarter of 2023 are provided in brackets.

For the full year of 2023, Equinor recognised net impairments of USD 1,260 million, excluding impairments related to capitalized exploration and evaluation expenditures.

In the fourth quarter of 2023, Equinor recognised impairments in the E&P International segment to an amount of USD 310 million, following the held for sale classification of its interest in Azerbaijan assets. Refer to note 3 for additional details.

In the third quarter of 2023, Equinor recognised impairments in the REN segment to an amount of USD 300 million, due to inflation and supply chain constraints on the US North East Coast offshore wind projects.

Impairments in the E&P Norway segment amounted to USD 588 million and mainly relate to reduced expected reserves on a producing asset. Impairments in the MMP segment amounted to USD 346 million and mainly relate to expectations of stabilizing refinery margins at a lower level than the margins consumed in the recent quarterly periods. Impairment reversals in the E&P USA segment amounted to USD 290 million and mainly relate to increased expected reserves on a producing asset.

Year Prices in real terms[1]	2025		2030		2040		2050	
Brent Blend (USD/bbl)	79	(78)	78	(78)	73	(73)	68	(68)
European gas (USD/mmBtu) - TTF	15.5	(20.9)	9.1	(9.9)	9.5	(9.4)	9.5	(9.4)
Henry Hub (USD/mmBtu)	3.6	(4.2)	4.3	(3.9)	4.3	(3.9)	4.3	(3.9)
Electricity Germany (EUR/MWh)	106	(122)	78	(74)	71	(60)	71	(60)
EU ETS (EUR/tonne)	90	(84)	105	(84)	128	(111)	150	(137)

1) Basis year 2023.

Non-current assets by country

(in USD million)	At 31 December 2023	At 31 December 2022
Norway	32,977	33,242
USA	12,587	12,343
Brazil	10,871	9,400
UK	5,535	3,688
Canada	1,157	1,171
Angola	1,103	895
Denmark	973	497
Argentina	648	615
Algeria	474	622
Poland	447	270
Other	265	1,672
Total non-current assets[1]	67,038	64,414

1) Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.

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Note 3. Acquisitions and disposals

Acquisitions

Swap of US Offshore Wind assets

In January 2024, Equinor entered into a swap agreement with bp. Equinor will acquire bp's 50% share and take full ownership of Empire Offshore Wind Holdings LLC, including the Empire Wind lease and projects, while bp will acquire Equinor's 50% share and take full ownership of Beacon Wind Holdings LLC, including the Beacon Wind lease and projects. It is anticipated that Equinor will consolidate Empire Wind and derecognise its 50% share of Beacon Wind in the first quarter of 2024. Subject to certain conditions, Equinor will also acquire bp's 50% interest in the South Brooklyn Marine Terminal (SBMT) lease. The transaction, pending regulatory approvals, is anticipated to be cash neutral, with the exception of standard cash and working capital settlements and will be recognised in the REN segment.

Acquisition of Rio Energy

On 3 November 2023, Equinor closed a transaction with Denham Capital to acquire 100% of the shares in Horus Investimentos S.A., the parent company of Rio Energy, a leading onshore renewables company in Brazil. The cash consideration amounted to USD 82 million in addition to USD 268 million in capital contribution to settle Rio Energy's external financing. The acquired portfolio includes a producing onshore wind farm in the north-eastern state of Bahia, a pre-construction solar photovoltaic (PV) portfolio and a pipeline of 1.2 GW of onshore wind and solar projects. This transaction resulted in an increase in

Equinor's property, plant and equipment of USD 350 million. The transaction has been accounted for as a business combination within the REN segment. The purchase price and the purchase price allocation are preliminary.

Acquisition of Suncor Energy UK Limited

On 30 June 2023, Equinor closed a transaction with Suncor Energy UK Holdings Ltd to acquire 100% of the shares in Suncor Energy UK Limited for a total consideration of USD 847 million after customary adjustments for working capital. The transaction includes a non-operated interest in the producing Buzzard oil field (29.89%) and an additional interest in the operated Rosebank development (40%). The transaction has been accounted for within the E&P International segment as a business combination, resulting in an increase in Equinor's property, plant and equipment of USD 1,490 million and deferred tax liabilities of USD 672 million. The purchase price allocation remains preliminary.

Acquisition of BeGreen

On 26 January 2023, Equinor closed a transaction with the Bregentved Group and members of the executive board of BeGreen Solar Aps to acquire 100% of the shares in the Danish solar developer BeGreen Solar Aps. The cash consideration amounted to USD 252 million (EUR 235 million), in addition to a consideration contingent on the successful delivery of future solar projects above an agreed megawatt threshold. The transaction has been accounted for

within the REN segment as a business combination, resulting in an increase of Equinor's intangible assets of USD 423 million.

Disposals

Equinor Energy Ireland Limited

On 31 March 2023, Equinor closed the transaction with Vermilion Energy Inc (Vermillion) to sell Equinor's non-operated equity position in the Corrib gas project in Ireland, covering 100% of the shares in Equinor Energy Ireland Limited (EEIL). Prior to closing, Equinor received an extraordinary dividend of USD 371 million from EEIL. Total consideration amounted to USD 362 million, including cash settlement of contingent consideration. A loss of USD 258 million has been recognised within the E&P International segment and presented in the line item Operating expenses in the Consolidated statement of income.

Held for sale

Divestment of interest in Azerbaijan

On 22 December 2023, Equinor entered into an agreement with the State Oil Company of the Republic of Azerbaijan (SOCAR) to sell its interest in its Azerbaijan assets. The assets comprise a 7.27% non-operated interest in the Azeri Chirag Gunashli (ACG) oil fields in the Azerbaijan sector of the Caspian Sea, 8.71% interest in the Baku-Tbilisi-Ceyhan (BTC) pipeline and 50% in the Karabagh oil field. Closing is expected during 2024 subject to regulatory and contractual

approvals. The assets have been classified as held for sale resulting in a USD 310 million impairment within the E&P International segment, presented in the line item Depreciation, amortisation and net impairments in the Consolidated statement of income.

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Note 4. Revenues

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues from contracts with customers for the fourth quarter of 2023 to the country of the legal entity executing the sale, Norway constitutes 77%, and the USA constitutes 19% of such revenues (78% and 20%, respectively, for the third quarter of 2023; 79% and 18%, respectively, for the full year of 2023). For the fourth quarter of 2022, Norway and the USA constituted 81% and 14% of such revenues, respectively (84% and 13%, respectively, for the full year of 2022). Revenues from contracts with customers are mainly reflecting such revenues from the reporting segment MMP.

Revenues from contracts with customers and other revenues

(in USD million)	Quarters			Full year	
	Q4 2023	Q3 2023	Q4 2022	2023	2022
Crude oil	**15,695**	15,999	12,994	56,861	58,524
Natural gas	**6,597**	4,292	15,479	26,386	65,232
- European gas	**5,796**	3,728	13,326	23,174	58,239
- North American gas	**298**	217	651	1,111	2,884
- Other incl. Liquefied natural gas	**503**	347	1,502	2,102	4,109
Refined products	**2,710**	2,528	2,892	10,083	11,093
Natural gas liquids	**2,087**	2,095	1,896	8,345	9,240
Transportation	**305**	272	480	1,425	1,470
Other sales	**951**	465	1,469	3,032	4,702
Revenues from contracts with customers	**28,345**	25,650	35,209	106,132	150,262
Total other revenues[1]	**498**	274	(1,368)	716	(1,258)
Revenues	**28,843**	25,924	33,841	106,848	149,004

1) Principally relates to commodity derivatives and change in fair value less cost to sell for commodity inventories held for trading purposes.

Note 5. Financial items

(in USD million)	Quarters			Full year	
	Q4 2023	Q3 2023	Q4 2022	2023	2022
Net foreign currency exchange gains/(losses)	**(289)**	(12)	(2,140)	**852**	2,088
Interest income and other financial income	**661**	580	482	**2,449**	1,222
Gains/(losses) on financial investments	**139**	(54)	8	**123**	(394)
Gains/(losses) other derivative financial instruments	**445**	(89)	(15)	**351**	(1,745)
Interest and other finance expenses	**(368)**	(412)	(450)	**(1,660)**	(1,379)
Net financial items	**589**	13	(2,115)	**2,114**	(207)

Equinor reports foreign currency losses in the fourth quarter and the fourth quarter last year, mainly related to weakening of USD versus NOK. For the full year 2023, and 2022, there have been significant foreign currency gains, mainly related to the strengthening of USD versus NOK. These currency effects are mainly due to a large part of Equinor's operations having NOK as functional currency, and the effects are offset within equity as OCI effects arising on translation from functional currency to presentation currency USD. The gains are lower in 2023 compared to 2022 due to reduced balances and a lesser change in currency rates.

The increase in Interest income and other financial income in 2023 compared to previous year mainly relates to higher interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 31 December 2023, USD 1.9 billion were utilised compared to USD 0.2 billion utilised as of 31 December 2022.

Note 6. Income taxes

(in USD million)	Quarters			Full year	
	Q4 2023	Q3 2023	Q4 2022	2023	2022
Income/(loss) before tax	**9,337**	7,466	14,469	**37,884**	78,604
Income tax	**(6,729)**	(4,965)	(6,572)	**(25,980)**	(49,861)
Effective tax rate	**72.1%**	66.5%	45.4%	**68.6 %**	63.4 %

The effective tax rate for the full year 2023 was significantly influenced by lower share of income from the Norwegian continental shelf and currency effect in entities that are taxable in other currencies than the functional currency.

The effective tax rate for the fourth quarter of 2022 and for the full year 2022 was significantly influenced by recognition of previously unrecognised deferred tax assets in the US. The effective tax rate for the fourth quarter of 2022 was also influenced by low share of income from the Norwegian continental shelf due to derivative losses.

Note 7. Provisions, commitments, contingent items and related parties

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have increased by USD 0.6 billion to USD 12.4 billion at 31 December 2023 compared to year-end 2022, mainly due to net increase in underlying cost estimate. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Litigation and claims
During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Related parties
The line-item Trade and other receivables include a receivable from the Norwegian state under the Marketing Instruction in relation to the state's (SDFI) participation in the gas sales activities of a foreign subsidiary of Equinor, estimated at USD 0.1 billion. At year-end 2022, the corresponding estimated amount of USD 1.5 billion was classified as a non-current item and included in the line-item Prepayments and financial receivables. The decrease is mainly related to reduced cost price for gas storage volume. A corresponding non-current liability of USD 0.1 billion has been recognised, representing SDFI's estimated interest in the gas sales activities in the foreign subsidiary. The estimated total non-current liabilities to SDFI amounts to USD 0.8 billion at 31 December 2023 (USD 2.1 billion at year-end 2022). In addition, the line-item Finance debt, which form part of the sub-total Total current liabilities, includes a liability of USD 0.9 billion to SDFI due to cash received for collateral deposits requirement (0 at year-end 2022).

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Note 8. Capital distribution

Dividend for the fourth quarter 2023 and share buy-back programme 2024 - 2025

On 6 February 2024, the Board of Directors proposed to the annual general meeting on 14 May 2024 an ordinary cash dividend for the fourth quarter of 2023 of USD 0.35 per share and an extraordinary cash dividend of USD 0.35 per share. The Equinor shares will be traded ex-dividend 15 May 2024 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 16 May 2024, and payment date will be 28 May 2024.

On 6 February 2024, the Board of Directors further decided to announce a two-year share buy-back programme for 2024-2025 of USD 10-12 billion in total, with USD 6 billion for 2024. The share buy-back programme will be subject to market outlook and

balance sheet strength. The first tranche of up to USD 1.2 billion of the 2024 share buy-back programme will commence on 8 February and end no later than 5 April 2024. The first tranche of the 2024 share buy-back programme is based on the authorisation from the annual general meeting in May 2023, valid until the next annual general meeting, but no later than 30 June 2024. Commencement of new share buy-back tranches after the first tranche in 2024 will be decided by the board of directors on a quarterly basis in line with the company's dividend policy and will be subject to existing and new board authorisations for share buy-back from the company's annual general meeting and agreement with the Norwegian State regarding share buy-back.

Share buy-back programme 2023

Based on the authorisation from the annual general meeting on 10 May 2023, the Board of directors has, on a quarterly basis, decided on share buy-back tranches. The 2023 programme was up to USD 6,000 million, including shares to be redeemed from the Norwegian State.

During the first nine months of 2023, Equinor launched three tranches totaling USD 4,333 million, of which USD 1,430 million was acquired in the open market. In October 2023, Equinor launched the fourth and final tranche of USD 1,667 billion, of which USD 550 million has been recognised as a reduction in equity due to an irrevocable agreement with a third party. Of the fourth tranche, USD 388 million has been acquired in the open market and settled at 31 December 2023.

In order to maintain the Norwegian State's ownership share in Equinor, a proportionate share of the second, third and fourth tranche of the 2022 programme as well as the first tranche of the 2023 programme was redeemed and annulled after approval by the annual general meeting on 10 May 2023. The liability to the Norwegian State of USD 3,705 million (NOK 39,071 million) was settled in June 2023.

Equity impact of share buy-back programmes (in USD million)	Full year	
	2023	2022
First tranche	330	330
Second tranche	550	440
Third tranche	550	605
Fourth tranche	550	605
Norwegian state share[1]	3,705	1,399
Total	5,685	3,380

1) Relates to second to fourth tranche of previous year programme and first tranche of current year programme

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Supplementary disclosures

Hywind Tampen.

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Supplementary disclosures

Exchange rates

Exchange rates	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
USD/NOK average daily exchange rate	**10.8474**	10.4818	10.1925	6%	**10.5647**	9.6245	10%
USD/NOK period-end exchange rate	**10.1724**	10.6225	9.8573	3%	**10.1724**	9.8573	3%
EUR/USD average daily exchange rate	**1.0747**	1.0880	1.0195	5%	**1.0810**	1.0498	3%
EUR/USD period-end exchange rate	**1.1050**	1.0594	1.0666	4%	**1.1050**	1.0666	4%

Use and reconciliation of Non-GAAP financial measures

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS Accounting Standards in the case of Equinor). The following financial measures included in this report may be considered non-GAAP financial measures:

Adjusted earnings are based on net operating income/ (loss) and adjusts for certain items affecting the income for the period to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management believes adjusted earnings provides an indication of Equinor's underlying operational performance in the period and facilitates comparison of operational trends between periods The calculation of Adjusted earnings was changed in 2023, as detailed below.

Adjusted earnings after tax – equals the sum of net operating income/(loss) less income tax in reporting segments and includes adjustments to operating income to take the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management believes adjusted earnings after tax provides an indication of Equinor's underlying operational performance and facilitates comparisons of operational trends between periods as it reflects the tax charge associated with operational performance excluding the impact of financing. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS Accounting Standards will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax are supplementary measures and should not be viewed in isolation or as substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS Accounting Standards measures. The tables presented under Reconciliation of adjusted earnings and Reconciliation of adjusted earnings after tax to net income later in this report reconcile adjusted earnings and adjusted earnings after tax with the most directly comparable IFRS Accounting Standards financial measure or measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS Accounting Standards measures as these non-GAAP measures do not include all the items of revenues/gains or expenses/ losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying developments in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability and should therefore not be used in isolation.

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Amended principles for Adjusted earnings with effect from the first quarter of 2023:
Equinor has made the following changes to the items adjusted for within Adjusted earnings:

▪ With effect from the first quarter of 2023, movements in the fair value of commodity derivatives used to manage price risk exposure of future sale and purchase contracts are excluded from adjusted earnings and deferred until the time of the physical delivery. This change minimises the effects of timing differences and presents a measure more indicative of underlying economic performance.

▪ With effect from the first quarter of 2023, the principle used to adjust the valuation of commercial storages is based on the forward price at the expected realisation date. Prior to this amendment, the valuation adjustment was based on short-term forward prices which, for some storages, did not correspond to the forward price at the expected realisation date. This change brings the valuation principle in line with how the corresponding derivative contract used to manage price exposure is valued.

These changes have been applied retrospectively to the comparative figures. The majority of the impact is due to the revised treatment of commodity derivatives. These changes only affect the MMP reporting segment and currently do not have an impact on other segments. Equinor deems that these changes lead to a better representation of performance in each period by appropriately reflecting the economic impact of its risk management activities.

Impact of change	Q4 2022			Full year 2022		
MMP segment	As reported	Impact	Restated	As reported	Impact	Restated
Changes in fair value of derivatives	(142)	2,207	2,065	(149)	1,801	1,651
Periodisation of inventory hedging effect	(395)	(251)	(646)	(349)	181	(168)
Adjusted total revenues and other income	33,055	1,955	35,010	147,599	1,981	149,580
Adjusted earnings/(loss)	(540)	1,955	1,416	2,253	1,981	4,234
Adjusted earnings/(loss) after tax	1,907	(1,077)	831	2,727	(10)	2,717

Impact of change	Q4 2022			Full year 2022		
Equinor group	As reported	Impact	Restated	As reported	Impact	Restated
Changes in fair value of derivatives	(462)	2,207	1,744	(207)	1,801	1,593
Periodisation of inventory hedging effect	(395)	(251)	(646)	(349)	181	(168)
Adjusted total revenues and other income	33,546	1,955	35,501	149,910	1,981	151,891
Adjusted earnings/(loss)	15,059	1,955	17,014	74,940	1,981	76,921
Adjusted earnings/(loss) after tax	5,796	(1,077)	4,719	22,691	(10)	22,680
Effective tax rates on adjusted earnings	61.5%	10.8%	72.3%	69.7%	0.8%	70.5%

No other line items or segments were affected by the change.

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Adjusted earnings adjust for the following items:

- **Changes in fair value of derivatives:** In the ordinary course of business, Equinor enters into commodity derivative contracts to manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the sale and purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore, with effect from the first quarter of 2023, the unrealised movements in the fair value of these commodity derivative contracts are excluded from adjusted earnings and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are carried at fair value. Any accounting impacts resulting from such changes in fair value are also excluded from adjusted earnings, as these fluctuations are not indicative of the underlying performance of the business.

- **Periodisation of inventory hedging effect:** Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage. These derivative contracts are carried at fair value while the inventories are accounted for at the lower of cost or market price. An adjustment is made to align the valuation principles of inventories with related derivative contracts. With effect from the first quarter of 2023, the adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation principles between commercial storages and derivative contracts are better aligned.

- **Over/underlift:** Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on several factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance.

- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.

- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and net impairment line items.

- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.

- **Eliminations (Internal unrealised profit on inventories):** Volumes derived from equity oil inventory vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS Accounting Standards (write down to production cost). The proportion of realised versus unrealised gain fluctuates from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.

- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. However, other items adjusted do not constitute normal, recurring income and operating expenses for the company. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.

- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

Net debt to capital employed ratio – In Equinor's view, net debt ratios provide a more informative picture of Equinor's financial strength than gross interest-bearing financial debt. Three different net debt to capital ratios are presented in this report: 1) net debt to capital employed, 2) net debt to capital employed adjusted, including lease liabilities, and 3) net debt to capital employed adjusted. These calculations are all based on Equinor's gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet and exclude cash, cash equivalents and current financial investments. The following adjustments are made in calculating the net debt to capital employed adjusted, including lease liabilities ratio and the net debt to capital employed adjusted ratio: collateral deposits (classified as Cash and cash equivalents in the Consolidated balance sheet), and financial investments held in Equinor Insurance AS (classified as Current financial investments in the Consolidated balance sheet) are treated as non-cash and excluded from the calculation of these non-GAAP measures. Collateral deposits are excluded since they relate to certain requirements of exchanges where Equinor is trading and presented as restricted cash. Financial investments in Equinor Insurance are excluded as these investments are not readily available for the group to meet short term commitments. These adjustments result in a higher net debt figure and in Equinor's view provides a more prudent measure of the net debt to capital employed ratio than would be the case without such exclusions. Additionally, lease liabilities are further excluded in calculating the net debt to capital employed adjusted ratio. The table Calculation of capital employed and net debt to capital employed ratio later in this report details the calculations for these non-GAAP measures and reconciles them with the most directly comparable IFRS Accounting Standards financial measure or measures.

40   Supplementary disclosures

PRESS
RELEASE

FOURTH QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Organic capital expenditures (organic investments/ capex) – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments as presented in note 2 Segments to the Condensed interim financial statements, amounted to USD 3.8 billion in Q4 2023 (Q4 2022: USD 2.8 billion) and USD 14.5 billion for YTD 2023 (2022: USD 10.0 billion). Organic capital expenditures are capital expenditures excluding expenditures related to acquisitions, leased assets and other investments with significantly different cash flow patterns. In Q4 2023, a total of USD 0.8 billion (Q4 2022: USD 0.5 billion) is excluded in the organic capital expenditures (YTD 2023: USD 4.3 billion; YTD 2022: USD 1.9 billion). Equinor believes this measure gives stakeholders relevant information to understand the company's investments in maintaining and developing its assets. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts excluded from such IFRS Accounting Standards measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

Gross capital expenditures (gross capex) – Gross capital expenditures represent capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments as presented in the financial statements, excluding additions to right of use assets related to leases and capital expenditures financed through government grants. Equinor adds the proportionate share of capital expenditures in equity accounted investments not included in Additions to PP&E, intangibles and equity accounted investments. Equinor believes that by excluding additions to right of use assets related to leases, this measure better reflects the company's investments in the business to drive growth. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts included or excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.

Return on average capital employed (ROACE) – ROACE is the ratio of adjusted earnings after tax to the average capital employed adjusted. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income/(loss) to adjusted earnings as presented later in this report. Average capital employed adjusted refers to the average of the capital employed adjusted values as of 31 December for both the current and the preceding year, as presented in the table Calculation of capital employed and net debt to capital employed ratio later in this report. Equinor uses ROACE to evaluate performance by measuring how effectively the company employs its capital, whether financed through equity or debt. An IFRS Accounting Standards measure most directly comparable to ROACE would be calculated as the ratio of net income/(loss) to average capital employed that is based on Equinor's gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet, excluding cash, cash equivalents and current financial investments. ROACE is used as a supplementary measure and should not be viewed in isolation or as an alternative to measures calculated in accordance with IFRS Accounting Standards, including income before financial items, income taxes and minority interest, or net income, or ratios based on these figures. Forward-looking ROACE included in this report is not reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts included or excluded from IFRS Accounting Standards measures used to determine ROACE cannot be predicted with reasonable certainty.

Cash flows from operations after taxes paid (CFFO after taxes paid) represents, and is used by management, to evaluate cash generated from operating activities after taxes paid, which is available for investing activities, debt servicing and distribution to shareholders. Cash flows from operations after taxes paid is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Cash flows from operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures. The table Calculation of CFFO after taxes paid and net cash flow later in this report provides a reconciliation of Cash flows from operations after taxes paid to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates. Forward-looking cash flows from operations after taxes paid included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts included or excluded from such IFRS measure to determine cash flows from operations after taxes paid cannot be predicted with reasonable certainty.

Net cash flow (previously named free cash flow) - Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders. The name of the measure was updated in the first quarter of 2023, but no changes have been made to the definition. Net cash flow is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Net cash flow is limited and does not represent residual cash flows available for discretionary expenditures. The table Calculation of CFFO after taxes paid and net cash flow later in this report provides a reconciliation of Net cash flow to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates.

For more information on our definitions and use of non-GAAP financial measures, see section 5.8 Use and reconciliation of non-GAAP financial measures in Equinor's 2022 Integrated Annual Report.

41 Supplementary disclosures

PRESS RELEASE | FOURTH QUARTER 2023 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Reconciliation of adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the fourth quarter of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income	29,054	10,076	1,889	1,165	28,668	20	(12,764)
Adjusting items	(571)	(205)	63	-	(412)	(17)	(0)
Changes in fair value of derivatives	(65)	-	3	-	(67)	-	-
Periodisation of inventory hedging effect	(344)	-	-	-	(344)	-	-
Over-/underlift	102	16	86	-	-	-	-
Gain/loss on sale of assets	(264)	(222)	(25)	-	-	(17)	(0)
Adjusted total revenues and other income	28,483	9,871	1,952	1,165	28,257	2	(12,765)
Purchases [net of inventory variation]	(13,804)	0	(45)	-	(26,330)	0	12,570
Adjusting items	132	-	-	-	89	-	43
Operational storage effects	89	-	-	-	89	-	-
Eliminations	43	-	-	-	-	-	43
Adjusted purchases [net of inventory variation]	(13,672)	0	(45)	-	(26,241)	0	12,613
Operating and administrative expenses	(3,279)	(1,057)	(540)	(308)	(1,384)	(180)	190
Adjusting items	44	40	(19)	(0)	19	4	-
Over-/underlift	21	40	(19)	-	-	-	-
Other adjustments	4	-	-	(0)	-	4	-
Provisions	19	-	-	-	19	-	-
Adjusted operating and administrative expenses	(3,235)	(1,018)	(559)	(308)	(1,365)	(176)	190

Items impacting net operating income/(loss) in the fourth quarter of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Depreciation, amortisation and net impairments	(2,821)	(1,144)	(913)	(506)	(220)	(6)	(31)
Adjusting items	303	-	310	-	(7)	-	-
Impairment	303	-	310	-	(7)	-	-
Adjusted depreciation, amortisation and net impairments	(2,518)	(1,144)	(603)	(506)	(227)	(6)	(31)
Exploration expenses	(402)	(138)	(55)	(208)	-	-	-
Adjusting items	25	-	-	25	-	-	-
Impairment	25	-	-	25	-	-	-
Adjusted exploration expenses	(377)	(138)	(55)	(184)	-	-	-
Net operating income/(loss)	8,748	7,737	336	143	734	(166)	(36)
Sum of adjusting items	(67)	(166)	354	25	(310)	(13)	43
Adjusted earnings/(loss)	8,681	7,571	690	168	424	(179)	7
Tax on adjusted earnings	(6,802)	(6,001)	(435)	(90)	(281)	33	(29)
Adjusted earnings/(loss) after tax	1,879	1,570	255	78	143	(146)	(22)

42 Supplementary disclosures

PRESS RELEASE | FOURTH QUARTER 2023 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the fourth quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Total revenues and other income	34,321	16,729	2,373	1,083	33,591	38	(19,495)
Adjusting items	1,181	239	(476)	–	1,419	(23)	23
Changes in fair value of derivatives	1,744[1]	58	(378)	–	2,065[1]	–	–
Periodisation of inventory hedging effect	(646)[1]	–	–	–	(646)[1]	–	–
Over-/underlift	181	257	(75)	–	–	–	–
Other adjustments	(0)	–	(22)	–	–	–	22
Gain/loss on sale of assets	(98)	(75)	–	–	–	(23)	0
Adjusted total revenues and other income	35,501[1]	16,968	1,897	1,083	35,010[1]	15	(19,472)
Purchases [net of inventory variation]	(12,853)	(0)	(85)	(0)	(31,996)	–	19,228
Adjusting items	72	–	–	–	27	–	46
Operational storage effects	27	–	–	–	27	–	–
Eliminations	46	–	–	–	–	–	46
Adjusted purchases [net of inventory variation]	(12,781)	(0)	(85)	(0)	(31,969)	–	19,273
Operating and administrative expenses	(3,304)	(1,020)	(511)	(220)	(1,614)	(101)	161
Adjusting items	272	(34)	73	2	225	–	5
Over-/underlift	36	(34)	70	–	–	–	–
Other adjustments	1	–	(4)	–	–	–	5
Gain/loss on sale of assets	9	–	7	2	–	–	–
Provisions	225	–	–	–	225	–	–
Adjusted operating and administrative expenses	(3,032)	(1,053)	(438)	(217)	(1,389)	(101)	166

Items impacting net operating income/(loss) in the fourth quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Depreciation, amortisation and net impairments	(1,184)	(1,222)	310	(13)	(233)	(1)	(26)
Adjusting items	(1,094)	3	(744)	(350)	(3)	–	–
Impairment	2	3	3	–	(3)	–	–
Reversal of impairment	(1,097)	–	(747)	(350)	–	–	–
Adjusted depreciation, amortisation and net impairments	(2,279)	(1,219)	(433)	(363)	(236)	(1)	(26)
Exploration expenses	(396)	(101)	(266)	(29)	–	–	0
Adjusted exploration expenses	(396)	(101)	(266)	(29)	–	–	0
Net operating income/(loss)	16,584	14,386	1,822	821	(251)	(63)	(132)
Sum of adjusting items	430[1]	208	(1,147)	(348)	1,667[1]	(23)	73
Adjusted earnings/(loss)	17,014[1]	14,594	676	474	1,416[1]	(87)	(59)
Tax on adjusted earnings	(12,295)[1]	(11,294)	(308)	(24)	(585)[1]	(10)	(73)
Adjusted earnings/(loss) after tax	4,719[1]	3,300	367	450	831[1]	(97)	(132)

1) MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and 'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Items impacting net operating income/(loss) in the third quarter of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income	26,024	7,938	1,990	1,162	25,712	(5)	(10,773)
Adjusting Items	(289)	226	(140)	(32)	(341)	-	(1)
Changes in fair value of derivatives	(206)	20	(6)	-	(219)	-	-
Periodisation of inventory hedging effect	(22)	-	-	-	(22)	-	-
Over-/underlift	72	206	(134)	-	-	-	-
Other adjustments	(100)	-	-	-	(100)	-	-
Gain/loss on sale of assets	(33)	-	-	(32)	-	-	(1)
Adjusted total revenues and other income	25,735	8,164	1,849	1,130	25,371	(5)	(10,773)
Purchases [net of inventory variation]	(12,269)	(1)	58	-	(22,987)	-	10,661
Adjusting Items	(123)	-	-	-	(97)	-	(27)
Operational storage effects	(92)	-	-	-	(92)	-	-
Provisions	(5)	-	-	-	(5)	-	-
Eliminations	(27)	-	-	-	-	-	(27)
Adjusted purchases [net of inventory variation]	(12,392)	(1)	58	-	(23,083)	-	10,634
Operating and administrative expenses	(2,715)	(788)	(541)	(293)	(1,181)	(103)	191
Adjusting Items	12	(61)	83	-	(13)	4	-
Over-/underlift	21	(61)	83	-	-	-	-
Other adjustments	4	-	-	-	-	4	-
Provisions	(13)	-	-	-	(13)	-	-
Adjusted operating and administrative expenses	(2,703)	(849)	(458)	(293)	(1,195)	(100)	191

Items impacting net operating income/(loss) in the third quarter of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Depreciation, amortisation and net impairments	(3,369)	(1,695)	(594)	(181)	(562)	(303)	(34)
Adjusting Items	943	588	-	(290)	346	300	-
Impairment	1,234	588	-	-	346	300	-
Reversal of Impairment	(290)	-	-	(290)	-	-	-
Adjusted depreciation, amortisation and net impairments	(2,426)	(1,107)	(594)	(472)	(217)	(3)	(34)
Exploration expenses	(218)	(120)	(75)	(23)	-	-	-
Adjusting Items	28	-	28	-	-	-	-
Impairment	28	-	28	-	-	-	-
Adjusted exploration expenses	(190)	(120)	(47)	(23)	-	-	-
Net operating income/(loss)	7,453	5,335	838	666	982	(412)	45
Sum of adjusting items	571	752	(29)	(323)	(106)	304	(27)
Adjusted earnings/(loss)	8,024	6,087	809	343	876	(108)	18
Tax on adjusted earnings	(5,292)	(4,743)	(163)	(82)	(333)	11	17
Adjusted earnings/(loss) after tax	2,731	1,343	646	261	543	(97)	35

44 Supplementary disclosures

PRESS RELEASE | FOURTH QUARTER 2023 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the full year of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income	107,174	38,340	7,032	4,319	105,908	17	(48,442)
Adjusting items	(1,303)	(128)	(76)	(32)	(1,049)	(17)	(1)
Changes in fair value of derivatives	(711)	128	(96)	–	(743)	–	–
Periodisation of inventory hedging effect	(183)	–	–	–	(183)	–	–
Impairment from associated companies	1	–	–	–	–	1	–
Over-/underlift	10	(35)	45	–	–	–	–
Other adjustments	(100)	–	–	–	(100)	–	–
Gain/loss on sale of assets	(319)	(221)	(25)	(32)	(23)	(17)	(1)
Adjusted total revenues and other income	105,871	38,213	6,956	4,286	104,860	(0)	(48,443)
Purchases [net of inventory variation]	(48,175)	(0)	(70)	–	(95,769)	0	47,664
Adjusting items	173	–	–	–	36	–	137
Operational storage effects	41	–	–	–	41	–	–
Provisions	(5)	–	–	–	(5)	–	–
Eliminations	137	–	–	–	–	–	137
Adjusted purchases [net of inventory variation]	(48,003)	(0)	(70)	–	(95,733)	0	47,801
Operating and administrative expenses	(11,800)	(3,759)	(2,176)	(1,178)	(4,916)	(462)	692
Adjusting items	260	29	261	22	(72)	20	–
Over-/underlift	7	29	(22)	–	–	–	–
Other adjustments	36	–	–	22	–	14	–
Gain/loss on sale of assets	289	–	283	–	–	6	–
Provisions	(72)	–	–	–	(72)	–	–
Adjusted operating and administrative expenses	(11,540)	(3,730)	(1,915)	(1,156)	(4,988)	(442)	692

Items impacting net operating income/(loss) in the full year of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Depreciation, amortisation and net impairments	(10,634)	(5,017)	(2,433)	(1,489)	(1,239)	(312)	(143)
Adjusting items	1,259	588	310	(290)	343	300	9
Impairment	1,550	588	310	–	343	300	9
Reversal of impairment	(290)	–	–	(290)	–	–	–
Adjusted depreciation, amortisation and net impairments	(9,374)	(4,429)	(2,123)	(1,779)	(897)	(12)	(134)
Exploration expenses	(795)	(476)	(20)	(299)	–	–	–
Adjusting items	61	–	36	25	–	–	–
Impairment	61	–	36	25	–	–	–
Adjusted exploration expenses	(734)	(476)	16	(274)	–	–	–
Net operating income/(loss)	35,770	29,087	2,332	1,353	3,984	(757)	(229)
Sum of adjusting items	451	490	532	(277)	(742)	303	145
Adjusted earnings/(loss)	36,220	29,577	2,863	1,076	3,242	(454)	(84)
Tax on adjusted earnings	(25,850)	(23,083)	(1,213)	(304)	(1,364)	63	51
Adjusted earnings/(loss) after tax	10,371	6,494	1,650	773	1,877	(391)	(33)

45 Supplementary disclosures

PRESS RELEASE | FOURTH QUARTER 2023 REVIEW | CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES | SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the full year of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income	150,806	75,930	7,431	5,523	148,105	185	(86,367)
Adjusting Items	1,085	(487)	185	-	1,475	(110)	22
Changes in fair value of derivatives	1,593[1]	(263)	205	-	1,651[1]	-	-
Periodisation of inventory hedging effect	(168)[1]	-	-	-	(168)[1]	-	-
Impairment from associated companies	1	-	-	-	-	1	-
Over-/underlift	510	507	3	-	-	-	-
Other adjustments	(0)	-	(22)	-	-	-	22
Gain/loss on sale of assets	(850)	(731)	-	-	(9)	(111)	(0)
Adjusted total revenues and other income	151,891[1]	75,443	7,616	5,523	149,580[1]	75	(86,345)
Purchases [net of inventory variation]	(53,806)	0	(116)	(0)	(139,916)	-	86,227
Adjusting Items	(610)	-	-	-	(33)	-	(577)
Operational storage effects	(33)	-	-	-	(33)	-	-
Eliminations	(577)	-	-	-	-	-	(577)
Adjusted purchases [net of inventory variation]	(54,415)	0	(116)	(0)	(139,949)	-	85,650
Operating and administrative expenses	(10,593)	(3,782)	(1,698)	(938)	(4,591)	(265)	681
Adjusting Items	64	(54)	22	6	75	10	5
Over-/underlift	(41)	(54)	13	-	-	-	-
Change in accounting policy	7	-	2	-	-	-	5
Gain/loss on sale of assets	23	-	7	6	-	10	-
Provisions	75	-	-	-	75	-	-
Adjusted operating and administrative expenses	(10,530)	(3,836)	(1,675)	(933)	(4,516)	(255)	686

Items impacting net operating income/(loss) in the full year of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Depreciation, amortisation and net impairments	(6,391)	(4,167)	(1,731)	(361)	14	(4)	(142)
Adjusting Items	(2,488)	(819)	286	(1,060)	(895)	-	-
Impairment	1,111	3	1,033	-	75	-	-
Reversal of impairment	(3,598)	(821)	(747)	(1,060)	(970)	-	-
Adjusted depreciation, amortisation and net impairments	(8,879)	(4,986)	(1,445)	(1,422)	(881)	(4)	(142)
Exploration expenses	(1,205)	(366)	(638)	(201)	-	-	0
Adjusting Items	59	4	65	(11)	-	-	-
Impairment	85	4	65	15	-	-	-
Reversal of impairment	(26)	-	-	(26)	-	-	-
Adjusted exploration expenses	(1,146)	(361)	(573)	(212)	-	-	0
Net operating income/(loss)	78,811	67,614	3,248	4,022	3,612	(84)	399
Sum of adjusting items	(1,890)[1]	(1,355)	559	(1,065)	621[1]	(100)	(550)
Adjusted earnings/(loss)	76,921[1]	66,260	3,806	2,957	4,234[1]	(184)	(151)
Tax on adjusted earnings	(54,241)[1]	(51,373)	(1,248)	(79)	(1,517)[1]	14	(38)
Adjusted earnings/(loss) after tax	22,680[1]	14,887	2,558	2,878	2,717[1]	(171)	(189)

1) MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and 'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

46 Supplementary disclosures

PRESS
RELEASE

FOURTH QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENTS AND NOTES

SUPPLEMENTARY
DISCLOSURES

Adjusted earnings after tax by reporting segment

	Q4 2023			Quarters Q4 2023			Q4 2022[1]		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	7,571	(6,001)	1,570	6,087	(4,743)	1,343	14,594	(11,294)	3,300
E&P International	690	(435)	255	809	(163)	646	676	(308)	367
E&P USA	168	(90)	78	343	(82)	261	474	(24)	450
MMP	424	(281)	143	876	(333)	543	1,416	(585)	831
REN	(179)	33	(146)	(108)	11	(97)	(87)	(10)	(97)
Other	7	(29)	(22)	18	17	35	(59)	(73)	(132)
Equinor group	8,681	(6,802)	1,879	8,024	(5,292)	2,731	17,014	(12,295)	4,719
Effective tax rates on adjusted earnings			78.4%			66.0%			72.3%[1]

	Full year								
		2023					2022[1]		
(in USD million)		Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax			Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway		29,577	(23,083)	6,494			66,260	(51,373)	14,887
E&P International		2,863	(1,213)	1,650			3,806	(1,248)	2,558
E&P USA		1,076	(304)	773			2,957	(79)	2,878
MMP		3,242	(1,364)	1,877			4,234	(1,517)	2,717
REN		(454)	63	(391)			(184)	14	(171)
Other		(84)	51	(33)			(151)	(38)	(189)
Equinor group		36,220	(25,850)	10,371			76,921	(54,241)	22,680
Effective tax rates on adjusted earnings				71.4%					70.5%[1]

1) MMP segment and Equinor group have been restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and 'periodisation of inventory hedging effect'.
For further information see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

47   Supplementary disclosures

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Reconciliation of adjusted earnings after tax to net income

(in USD million)		Quarters Q4 2023	Q3 2023	Q4 2022	Full year 2023	2022
Net operating income/(loss)	A	8,748	7,453	16,584	35,770	78,811
Income tax less tax on net financial items	B	6,574	5,003	6,544	25,724	50,098
Net operating income after tax	C = A-B	2,174	2,450	10,039	10,046	28,713
Items impacting net operating income/(loss)[1][2]	D	(67)	571	430[2]	451	(1,890)[2]
Tax on items impacting net operating income/(loss)[2]	E	228	289	5,750[2]	126	4,143[2]
Adjusted earnings after tax*[2]	F = C+D-E	1,879	2,731	4,719[2]	10,371	22,680[2]
Net financial items	G	589	13	(2,115)	2,114	(207)
Tax on net financial items	H	(155)	39	(28)	(256)	237
Net income/(loss)	I = C+G+H	2,608	2,501	7,897	11,904	28,744

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.
2) Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Adjusted exploration expenses

(in USD million)	Quarters Q4 2023	Q3 2023	Q4 2022	Change Q4 on Q4	Full year 2023	2022	Change
E&P Norway exploration expenditures	213	179	144	48%	662	493	34%
E&P International exploration expenditures	125	52	114	10%	301	445	(32%)
E&P USA exploration expenditures	86	110	50	71%	312	149	>100%
Group exploration expenditures	423	341	307	38%	1,275	1,087	17%
Expensed, previously capitalised exploration expenditures	3	24	183	(98%)	(114)	283	N/A
Capitalised share of current period's exploration activity	(49)	(175)	(95)	(48%)	(427)	(224)	91%
Impairment (reversal of impairment)	25	28	0	>100%	61	59	4%
Exploration expenses according to IFRS Accounting Standards	402	218	396	1%	795	1,205	(34%)
Items impacting net operating income/(loss)[1]	(25)	(28)	(0)	>100%	(61)	(59)	4%
Adjusted exploration expenses*	377	190	396	(5%)	734	1,146	(36%)

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.

Calculated ROACE

Calculated ROACE based on IFRS Accounting Standards (in USD million, except percentages)		31 December 2023	2022
Net income/(loss)	A	11,904	28,744
Average total equity	1	51,244	46,506
Average current finance debt and lease liabilities		6,446	6,001
Average non-current finance debt and lease liabilities		25,536	28,202
- Average cash and cash equivalents		(12,610)	(14,853)
- Average current financial investments		(29,550)	(25,561)
Average net-interest bearing debt	2	(10,178)	(6,210)
Average capital employed	B = 1+2	41,066	40,296
Calculated ROACE based on Net income/loss and capital employed	A/B	29.0%	71.3%

Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted (in USD million, except percentages)		31 December 2023	2022
Adjusted earnings after tax	A	10,371	22,680[1]
Average capital employed adjusted (B)	B	41,731	41,134
Calculated ROACE based on Adjusted earnings after tax and capital employed	A/B	24.9%	55.1%[1]

1) Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Calculation of CFFO after taxes paid and net cash flow

CFFO Information (in USD million)	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Cash flows provided by operating activities before taxes paid and working capital items	10,890	11,336	20,988	(48%)	48,016	83,608	(43%)
Taxes Paid	(8,103)	(3,743)	(14,188)	(43%)	(28,276)	(43,856)	(36%)
Cash flow from operations after taxes paid (CFFO after taxes paid)	2,787	7,594	6,800	(59%)	19,741	39,752	(50%)

Net Cash Flow Information (in USD million)	Quarters			Change	Full year		
	Q4 2023	Q3 2023	Q4 2022	Q4 on Q4	2023	2022	Change
Cash flow from operations after taxes paid (CFFO after taxes paid)	2,787	7,594	6,800	(59%)	19,741	39,752	(50%)
(Cash used)/received in business combinations	(40)	(100)	(0)	>100%	(1,195)	147	N/A
Capital expenditures and investments	(3,031)	(2,652)	(2,376)	28%	(10,575)	(8,758)	21%
(Increase)/decrease in other interest-bearing items	92	(219)	7	>100%	(87)	(23)	>100%
Proceeds from sale of assets and businesses	154	(0)	47	>100%	272	966	(72%)
Dividend paid	(2,706)	(2,613)	(2,231)	21%	(10,906)	(5,380)	>100%
Share buy-back	(518)	(531)	(577)	(10%)	(5,589)	(3,315)	69%
Net Cash Flow	(3,262)	1,479	1,669	N/A	(8,340)	23,388	N/A

Calculation of capital employed and net debt to capital employed ratio

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 December 2023	At 31 December 2022
Shareholders' equity		**48,490**	53,988
Non-controlling interests		**10**	1
Total equity	A	**48,500**	53,989
Current finance debt and lease liabilities		**7,275**	5,617
Non-current finance debt and lease liabilities		**24,521**	26,551
Gross interest-bearing debt	B	**31,796**	32,168
Cash and cash equivalents		**9,641**	15,579
Current financial investments		**29,224**	29,876
Cash and cash equivalents and financial investment	C	**38,865**	45,455
Net interest-bearing debt [9]	B1 = B-C	**(7,069)**	(13,288)
Other interest-bearing elements[1]		**2,030**	6,538
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities*	B2	**(5,040)**	(6,750)
Lease liabilities		**3,570**	3,668
Net interest-bearing debt adjusted*	B3	**(8,610)**	(10,417)

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 December 2023	At 31 December 2022
Calculation of capital employed*			
Capital employed	A+B1	**41,431**	40,701
Capital employed adjusted, including lease liabilities	A+B2	**43,460**	47,239
Capital employed adjusted	A+B3	**39,890**	43,571
Calculated net debt to capital employed*			
Net debt to capital employed	(B1)/(A+B1)	**(17.1%)**	(32.6%)
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	**(11.6%)**	(14.3%)
Net debt to capital employed adjusted	(B3)/(A+B3)	**(21.6%)**	(23.9%)

1) Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

50 Forward-looking statements

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Forward-looking statements

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations; the commitment to develop as a broad energy company and diversify its energy mix; the ambition to be a leading company in the energy transition and reduce net group-wide greenhouse gas emissions; our ambitions and expectations regarding decarbonisation; future financial performance, including earnings, cash flow and liquidity; the ambition to grow cash flow and returns and improve ROACE*; expectations regarding progress on the energy transition plan; expectations regarding cash flow and returns from Equinor's oil and gas portfolio, CCS projects and renewables and low carbon solutions portfolio; our expectations and ambitions regarding operated emissions, annual CO_2 storage and carbon intensity; plans to develop fields; expectations, plans and ambitions for renewables production capacity and CO_2 transport and storage and investments in renewables and low carbon solutions; expectations and plans regarding development of renewables projects, CCUS and hydrogen businesses and production of

low carbon energy and CCS; our intention to optimise our portfolio; break-even considerations, targets and other metrics for investment decisions; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price, currency and refinery assumptions; estimates of proved reserves; organic capital expenditures through 2024; expectations and estimates regarding production and development and execution of projects; expectations regarding oil and gas and renewable power production; estimates regarding tax payments; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events, are based on management's current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and

developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility; unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding climate change; changes in market demand and supply for renewables; inability to meet strategic objectives; the development and use of new technology; social and/or political instability, including as a result of Russia's invasion of Ukraine and the conflict in the Middle East; failure to prevent or manage digital and cyber disruptions to our information and operational technology systems and those of third parties on which we rely; operational problems, including cost inflation in capital and operational expenditures; unsuccessful drilling; availability of adequate infrastructure at commercially viable prices; the actions of field partners and other third-parties; reputational damage; the actions of competitors; the actions of the Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and governmental regulations; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risk of losses relating to trading and commercial supply activities; an inability to attract and

retain personnel; ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical security risks to personnel, assets, infrastructure and operations from hostile or malicious acts; failure to meet our ethical and social standards; non-compliance with international trade sanctions; and other factors discussed elsewhere in this report and in Equinor's Integrated Annual Report for the year ended December 31, 2022 (including section 5.2 - Risk factors thereof). Equinor's 2022 Integrated Annual Report is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Annual Report on Form 20-F for the year ended December 31, 2022, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov

51   End notes

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End notes

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil. The 2022 liquid volumes were restated in the first quarter 2023 due to a change in the calculation methodology. See table below for further information.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes,

whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. Transactions with the **Norwegian State**. The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk, and related expenditures are refunded by the State.

6. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7. The group's **average realised piped gas prices** include all realised piped gas sales, including both physical sales and related paper positions. The realised piped gas price Europe for 2022 was restated in the first quarter of 2023 due to a

change in the definition and exclusion of LNG. This was done to report a realised European gas price that is comparable to relevant European piped gas references/market prices. See table below for further information.

8. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

9. Since different legal entities in the group lend to projects and others borrow from banks,

project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.

Liquid sales volume restatement (mmbl)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Full year 2022
Liquid sales volume (old)	185.5	180.5	182.9	191.2	740.1
Liquid sales volume (new)	211.6	195.4	196.8	212.1	815.9

Average invoiced gas price restatement (mmbtu)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Full year 2022
Average invoice gas price - Europe (old)	29.60	27.18	43.65	29.80	32.46
Realised piped gas price Europe (new)	30.25	27.43	44.37	29.84	32.84



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